Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.:1-34554

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AT&T/DIRECTV

DESCRIPTION OF TRANSACTION, PUBLIC INTEREST SHOWING, AND RELATED DEMONSTRATIONS

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TABLE OF CONTENTS

Page

I.

INTRODUCTION AND SUMMARY

1

II.

DESCRIPTION OF THE APPLICANTS AND THEIR QUALIFICATIONS

10

A.

AT&T

10

B.

DIRECTV

13

1.

DIRECTV U.S

13

2.

DIRECTV Latin America

15

C.

Qualifications

15

III.

DESCRIPTION OF THE TRANSACTION

16

IV.

STANDARD OF REVIEW

17

V.

AT&T AND DIRECTV ARE COMBINING TO ADAPT THEIR BUSINESSES TO

SUCCEED IN A CHANGING MARKETPLACE

18

A.

Consumers Increasingly Want Cost-Effective Broadband and Video Services,

as Well as OTT and Multiple-Screen Viewing Options

18

B. AT&T and DIRECTV Are Combining To Achieve the Scope and Scale Necessary To Expand and Improve Broadband and Video Services Available

to Consumers

23

VI.

THE TRANSACTION WILL GENERATE SIGNIFICANT PUBLIC BENEFITS

THAT INCREASE CONSUMER WELFARE AND ENHANCE COMPETITION

28

A.

Consumers Nationwide Will Benefit From Enhanced Services

29

B.

Substantial Cost Savings Will Benefit Consumers and Competition

33

1.

The Transaction Will Reduce Content-Acquisition Costs

34

2.

The Transaction Will Result in Additional Cost Savings

37

C.

AT&T Will Expand Broadband Services to Millions of Americans

39

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1. The Transaction Will Allow AT&T To Expand Its Fastest Wireline

Broadband Service

41

2.

The Transaction Will Allow AT&T To Deploy Its Fixed WLL

Broadband Service in Rural Areas in 48 States

42

D.

The Combination Will Propel Availability of Enhanced Video Options Across

All Screens

46

E.

AT&T’s Commitments Will Further Benefit Consumers

50

VII.

THE TRANSACTION WILL PROMOTE COMPETITION

51

A.

Competition for Bundled Broadband and Video Services Will Intensify Due to

This Transaction

55

1.

Competition To Supply Bundles Occurs Among Cable Operators,

Telcos, and BSPs

56

2.

DIRECTV Cannot Successfully Compete for Bundle Customers

Because It Lacks Broadband Facilities

62

3.

This Transaction Will Increase the Competition for Consumers Who

Purchase Bundled Video and Broadband

63

B.

The Standalone Video Consumers in the Limited Areas of Overlap Between

AT&T and DIRECTV Will Retain Sufficient Competitive Options

68

1.

The Transaction Will Not Eliminate Any Competitive Option, or Have

Any Substantial Impact, for Most Standalone Video Consumers

68

2.

AT&T Is Not a Significant Player in Standalone Video

69

3. Consumers Will Continue To Have Numerous and Expanding Competitive Standalone Video Service Options in the U-verse Video

Region

72

4.

AT&T’s Three Year Nationwide-Pricing Commitment Will Further

Protect Standalone Video Consumers

79

C.

The Combined Company Will Continue to Have Strong Incentives to Compete

for Standalone Broadband

80

D.

Economic Analysis Confirms This Transaction Will Substantially Benefit, Not

Harm, Consumers

83

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VIII.

RELATED GOVERNMENTAL FILINGS

85

IX.

MISCELLANEOUS REGULATORY ISSUES

85

A.

After-Acquired Authorizations

85

B.

Blanket Exception to Cut-Off Rules

86

C.

Environmental Impact

87

X.

CONCLUSION

87

ATTACHMENTS:

Declaration of John T. Stankey

Declaration of Rick L. Moore

Declaration of Lori M. Lee

Declaration of Patrick T. Doyle

Declaration of Paul Guyardo

Declaration of Dr. Michael L. Katz

Appendix A: List of Pending Applications

Appendix B: List of Satellite Licenses

Appendix C: List of Earth Station Call Signs

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I. INTRODUCTION AND SUMMARY

This transaction will unite two companies with uniquely complementary assets to create a strong, national competitor that delivers consumers an unparalleled combination of broadband, video, and wireless services.

DIRECTV is a premier standalone multichannel video programming distributor

(_MVPD_) with a national footprint, outstanding content, and a long tradition of innovation and expertise in video. DIRECTV, however, has no broadband capabilities. At the same time, AT&T has world-class wireline and wireless broadband facilities, but its video service, which is available in only a minority of customer locations within AT&T_s 22-state incumbent local exchange carrier (_ILEC_) region, is uneconomic and not fully competitive with cable providers. As a result, each company cannot provide on its own what consumers increasingly demand: an integrated and efficient bundle of high-speed broadband and high-quality video from a single provider.

This transaction meets those challenges head-on in several critical respects:

· The combined company will compete more effectively in a dynamic and rapidly changing marketplace that includes cable operators and a range of other technology, communications, and media companies.

· Millions of consumers will benefit from new and improved bundles of broadband, video, and – due to AT&T’s advanced network and nationwide customer base in mobile communications – wireless services.

· The ability to pair DIRECTV video with AT&T broadband, as well as the lower cost structure of the combined company, allows AT&T to commit to expand and enhance its deployment of both wireline and fixed wireless broadband to at least 15 million

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customer locations across 48 states, with most of the locations in underserved rural areas.1

· By creating more value for programming partners and taking advantage of broader expertise in video, broadband, and wireless, the combined company will innovate in ways that accelerate the availability of enhanced video options across all screens – TVs, PCs, smartphones, and tablets.

The Rationale for this Transaction. This merger occurs against the backdrop of fundamental shifts in the ways consumers obtain broadband and video services. A high percentage of consumers now purchase MVPD service in a bundle with broadband connections to obtain greater convenience at a lower price. Indeed, more than 97 percent of AT&T_s 5.7 million video customers subscribe to bundled services. This consumer preference is not unique to AT&T, as 78 percent of basic subscribers of the six largest cable operators take at least a double-play of services, predominantly video and broadband. Moreover, consumers who subscribe to MVPD service increasingly want to access video programming from any device, including mobile devices, making mobile service a desirable bundle component as well.

At the same time, enormous industry investment in wireline and wireless broadband networks has created a platform for novel ways of aggregating video content and spawned myriad online, over-the-top (_OTT_) video providers such as Netflix, Amazon, Google, and Hulu. Consumers who use broadband can watch a large swath of traditional content as well as original content made available over the Internet – and do it all at a time and place of their own choosing.

1 As described below in Section VI.C, some of these customer locations currently receive AT&T broadband but will receive a better, significantly faster class of broadband service post-transaction. Of the other locations, most lie in underserved rural areas outside AT&T_s wireline footprint.

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DIRECTV cannot capitalize on these trends because its one-way video delivery service lacks broadband capabilities. Nor can it offer the bundles that consumers increasingly seek. DIRECTV has attempted to respond to consumer demand by offering _synthetic_ bundles of DIRECTV satellite video service and a variety of third-party broadband and/or voice services. However, none of these synthetic bundles has sufficiently bridged the gap for DIRECTV. The best-performing synthetic bundle DIRECTV offers is through its relationship with AT&T, but despite their efforts AT&T and DIRECTV have been unable to make significant inroads against the integrated bundle offerings of entrenched cable companies.

AT&T has broadband facilities in most of its 22-state wireline region and wireless broadband facilities available to more than 300 million Americans nationwide. AT&T, however, can only provide video service, and thus a broadband/video bundle, to those homes where it has deployed _fiber to the node_ (_FTTN_) or _fiber to the premises_ (_FTTP_) technologies. While AT&T plans to cover approximately 33 million customer locations with these technologies, that geographic region will still cover less than one-quarter of U.S. TV households. Outside of the U-verse video footprint, AT&T cannot offer integrated bundles of broadband and video service, but must instead rely on synthetic bundles that have not been effective.

As a result of its relatively limited video footprint, AT&T is far smaller than Comcast and Time Warner Cable, its principal competitors. Lack of scale particularly hinders AT&T with respect to content acquisition, which is by far the largest variable cost of MVPD service. AT&T therefore faces challenges selling competitive broadband/video bundles even inside its U-verse video footprint.

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At its core, then, the rationale for this transaction is simply stated. Through this combination, the companies will marry complementary assets to achieve what they could not achieve separately or through a contractual arrangement: a compelling bundle of video and broadband services.

The Transaction_s Significant Consumer Benefits. The proposed merger will provide exactly the kind of near-term, verifiable, transaction-specific public interest benefits that the Commission has credited in approving previous transactions.

The combined AT&T and DIRECTV will be able to offer new and better service bundles, creating a stronger competitor to the cable bundle. Cable has long been the dominant provider of broadband and video services in the United States, and if the Comcast/Time Warner Cable/Charter transactions are completed, that dominance will swell even further. By uniting AT&T_s wireline and wireless broadband infrastructure and DIRECTV_s nationwide video service under common ownership, the combined company will be able to bundle broadband and video (as well as wireless) services in ways that it could not without the transaction. And it will do so in many areas where cable incumbents are currently the only bundled service providers. Thus:

· Within the U-verse video footprint, AT&T customers will be able to keep their U-verse video service. That service will be enhanced, however, by better content offerings and an improved user experience. DIRECTV customers will be able to purchase an enhanced, truly integrated bundle combining DIRECTV video service and AT&T broadband.

Customers will also retain the ability to obtain standalone DIRECTV video.

· In the balance of AT&T’s broadband footprint, consumers will now have access to an integrated offering of a premier satellite video service from the same company that provides their broadband service, enabling simplified billing and better customer care.

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· Both inside and outside the AT&T wireline footprint, DIRECTV customers will be able to keep their video service and, for 99 percent of all Americans, also receive a competitive high-speed broadband and/or mobile service from the same company that provides that video service.

Moreover, the savings and synergies made possible by this transaction will fundamentally and permanently increase the incentives of the combined company to expand and enhance its broadband networks. At a minimum, AT&T expects to bring new or enhanced high-speed broadband to at least 15 million customer locations, the majority of which are in rural areas with no or limited broadband service choices. Indeed, AT&T is so confident of these savings and other synergies that it is willing to commit to meet this target within four years from the close of this transaction.

Specifically, the combined company will commit to provide FTTP wireline broadband service to 2 million more customer locations. In addition, the combined company will commit to deploy fixed wireless local loop (_WLL_) technology to bring high-speed broadband to approximately 13 million largely rural customer locations. By using a fixed antenna, this service is designed to perform as well as services with advertised speeds of 15-20 Mbps. This fixed WLL deployment will include areas outside AT&T_s wireline footprint and areas within that footprint that currently do not receive the U-verse broadband and video bundle.

This expansion of FTTP and fixed WLL broadband will enhance access to OTT services like Netflix, Amazon, Google, and Hulu, even for consumers who do not subscribe to traditional MVPD service. This is why Netflix_s CFO recently called this transaction a _plus for Netflix._2

2 Joyce Wang, Netflix Talks AT&T-DirecTV, Plans Programming Boost, Cablefax (May 21, 2014), http://www.cablefax.com/programming/netflix-talks-att-directv-plans-programming-boost.

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In addition, the combined company_s integrated video, broadband, and mobile operations will better position it to meet consumers_ evolving entertainment preferences – whether traditional MVPD or on-demand OTT video services – on any screen: TV, tablet, smartphone, or PC. As a much more attractive distributor for content providers, the combined company will gain improved access to content rights and be able to bring that content to consumers where and when they want.

The Transaction Will Enhance Competition. Because the products and assets of the merging companies are primarily complementary, economic theory predicts that this transaction will put strong downward pressure on the prices for the combined company_s bundled products. That, in turn, will trigger competitive responses from competing cable providers, to the further benefit of consumers.

Econometric analysis bears out those predictions and shows – even before the significant marginal cost savings and quality improvements from the transaction – that:

· There will be significant downward pressure on the prices of the new integrated bundles of AT&T broadband and DIRECTV video, even without factoring in the improved quality such bundles will offer consumers.

· There will also be downward pressure on the prices of cable bundles and standalone broadband and video products offered by cable operators.

· Any upward pressure on the prices of standalone video or broadband offered by the merged firm will be significantly outweighed by the downward pressure on the prices of bundles of AT&T broadband and DIRECTV video that will now be available at improved quality and attractive prices.

· The net effect on consumer surplus will be positive – again before one factors in the first dollar of cost savings or the first effect of an improved product offering.

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Put differently, econometric analysis confirms that, even before efficiencies are considered, the combination of AT&T and DIRECTV will create a pro-competitive, integrated bundle of video and broadband services that provokes a beneficial competitive reaction from cable and results in a demonstrable overall net benefit to consumers. Then, when the significant and merger-specific efficiencies resulting from this transaction are considered, as they must be, the outcome reveals even greater benefits for consumers.

These quantitative projections follow from the market facts. Because it lacks a broadband service and thus cannot offer its own bundle of broadband and video, DIRECTV competes most effectively for standalone video consumers. AT&T, by contrast, focuses on its broadband business, and overwhelmingly delivers video only as part of such bundles and only in the limited areas where its U-verse video service is deployed. Indeed, AT&T_s video footprint covers fewer than one-quarter of U.S. households, and in that limited geography more than 97 percent of U-verse video customers buy that service bundled with broadband or other services. That leaves very few U-verse customers – approximately 138,000 in all – who buy video service on a standalone basis. As a result, AT&T focuses its U-verse video marketing efforts almost exclusively on bundles, and not on standalone video.

Thus, even in the limited areas of the country where AT&T and DIRECTV both offer video services, the two companies target different segments of the marketplace. In other words, competition between wireline and satellite MVPD providers is differentiated. As the Department of Justice put it over a decade ago – when broadband was a far less critically important aspect of the competitive dynamic than it is today – _[b]ecause [DIRECTV] and [DISH Network (_DISH_)] are the only two facilities-based DBS services, they offer products that are closer to

7

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each other in character and pricing than either is to cable._3 Consumers who seek bundled MVPD and broadband services are not likely to be choosing between AT&T and DIRECTV: when customers drop the AT&T bundle, they largely switch to cable, not to satellite video providers such as DIRECTV.

Moreover, in that limited geographic overlap and for the declining base of customers who still choose to purchase video on a standalone basis, the combined company will continue to face significant competition from other existing facilities-based video providers. At a minimum, these competitors include the cable incumbent and one other satellite video provider (DISH). Increasingly, the competitors also include an additional fiber-based broadband service provider (_BSP_) or other wireline provider. Forward-looking merger analysis must recognize that MVPDs will also face ever-increasing competition from OTT services delivering content over broadband, including in areas where broadband is made available because of this transaction.

Although the overall effects of the transaction are clearly and strongly positive for consumers, AT&T will make several additional commitments to ensure the continued vibrancy of OTT competition, as well as video competition more generally. First, AT&T will adhere to the Commission_s Open Internet protections established in 2010 for three years after closing, regardless of whether the Commission re-establishes such protections for other industry participants following the D.C. Circuit_s vacatur of those rules. Second, for three years after closing, AT&T will continue to offer standalone retail broadband Internet access service at reasonable market-based prices, including a service of at least 6 Mbps down (where feasible) at

3 United States v. Echostar Communications Corp., No. 1:02CV02138, Complaint ¶ 39 (D.D.C. filed Oct. 31, 2002), available at http://www.justice.gov/atr/cases/f200400/200409.htm.

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guaranteed prices, in areas where AT&T offers wireline broadband service today. Finally, with a more efficient video offering and the competitive nature of video services in general, the combined company will have a strong business incentive to market its standalone video services actively and price them competitively. Consistent with that incentive, AT&T will commit to offer, for three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T_s wireline footprint and customers outside the footprint.

The Merger Will Expand AT&T_s Best-In-Class Diversity and Employment

Practices. AT&T will extend its best-in-class diversity practices to both DIRECTV_s employees and suppliers. AT&T also will continue its practice of working responsibly with the unions representing its workforce.

* * *

In sum, this transaction will enable the combined AT&T and DIRECTV to meet the challenges of this new competitive marketplace with improved services and bundles, foster increased competition in broadband and video, and give consumers better choices than are possible today from either company on a standalone basis. For these reasons, the transfer applications should be approved promptly.

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II. DESCRIPTION OF THE APPLICANTS AND THEIR QUALIFICATIONS A. AT&T

AT&T provides wireless, high-speed Internet, advanced TV, local and long distance voice, mobile broadband, and Wi-Fi services in the United States. AT&T also offers worldwide wireless coverage and IP-based business communications services. AT&T_s wireline footprint covers portions of 22 states.4 AT&T_s state-of-the-art, nationwide 4G LTE wireless network covers approximately 290 million people,5 and planned expansion to about 300 million will be substantially complete in summer 2014.6 AT&T offers bundles of high-speed broadband, video, and Voice over Internet Protocol (_VoIP_) services under the U-verse brand within portions of its wireline footprint. Through an aggressive, multibillion dollar capital investment known as Project Velocity IP (_Project VIP_), AT&T has begun expanding its U-verse services to reach approximately 57 million customer locations, or 75 percent of all customer locations in its wireline service area.7 Of these 57

4 See AT&T Inc., Annual Report (Form 10-K) at 1 (Feb. 21, 2014) (_AT&T 2013 10-K_).

AT&T_s _wireline footprint_ refers to the territory in which AT&T is the ILEC. AT&T has entered into an agreement to sell The Southern New England Telephone Company (_SNET_) and its ILEC, retail broadband, and video businesses in Connecticut to Frontier Communications Corporation. The figures describing AT&T_s wireline footprint and subscribers set forth in this Public Interest Statement include the SNET business. Once the sale of SNET to Frontier receives regulatory approval and is consummated, AT&T_s wireline footprint will cover parts of

21 states.

5 Press Release, AT&T, AT&T Provides Update to Network Transformation, Second Quarter

Trends and Full Year 2014 Financial Guidance (June 3, 2014), http://about.att.com/story/att_provides_update_on_network_transformation_second_quarter_tren ds_and_full_year_2014_financial_guidance.html.

6 Investor Presentation, AT&T, AT&T to Acquire DIRECTV, at 6 (May 19, 2014), available at http://investor.directv.com/files/doc_presentations/ATT%20to%20Acquire%20DIRECTV.pdf.

7 Press Release, AT&T, AT&T to Invest $14 Billion to Significantly Expand Wireless and Wireline Broadband Networks, Support Future IP Data Growth and New Services (Nov. 7,

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million customer locations, AT&T plans to deploy FTTN or FTTP technologies to deliver U-verse video, high-speed broadband, and VoIP services to 33 million customer locations. AT&T_s IPDSLAM (_IPDSL_) technology will deliver U-verse high-speed broadband and VoIP services to the approximately 24 million remaining customer locations.8 In most of the U-verse video footprint, AT&T provides U-verse services using FTTN architecture. AT&T made the business decision early on that it could stretch its capital investment to reach more homes by building out fiber to neighborhood nodes; it would then rely on its existing copper plant for the _last mile._ These copper wires connect individual locations to the network via very-high-bit-rate digital subscriber line (_VDSL_) technology. U-verse FTTN offers speeds of up to 45 Mbps.9 AT&T is beginning to deploy a more powerful network design for U-verse. In Austin, AT&T uses FTTP architecture in which fiber is extended all the way to a customer_s location. AT&T provides _U-verse with GigaPower_ service over this FTTP architecture, and plans to offer Internet speeds of up to 1 Gbps.10 Prior to the DIRECTV transaction, AT&T announced plans to bring its FTTP deployment and U-verse with GigaPower service to Dallas, Raleigh-

Footnote continued from previous page

2012), http://www.att.com/gen/press-room?pid=23506&cdvn=news&newsarticleid=35661&mapcode= (_Project VIP Press Release_).

9 AT&T, AT&T U-verse High Speed Internet, http://www.att.com/shop/internet/u-verse-

internet.html (last visited June 9, 2014).

10 Declaration of Lori M. Lee, Senior Executive Vice President – Home Solutions, AT&T Inc. ¶

8	(June 10, 2014) (_Lee Decl._).
8	Id

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Durham, and Winston-Salem, and to expand further, to as many as 21 other major metropolitan areas, including Atlanta, Chicago, Charlotte, San Francisco, and Houston.11

Where U-verse FTTN or FTTP has been deployed, AT&T offers five U-verse video packages. Those packages range from the U-basic tier, which includes local broadcast channels, up to the U450 tier, which includes more than 450 channels, and premium content from HBO, Showtime, Cinemax, and Fox Sports. The U-verse video packages include on-demand programming and access to over 190 HD channels.12

For customer locations where it is uneconomical to deploy either the FTTN or FTTP architectures, AT&T has rolled out its U-verse IPDSL service. IPDSL provides high-speed broadband over copper wires at speeds up to 18 Mbps.13 IPDSL is capable of delivering VoIP as well, but it is not suitable for delivering MVPD services.14

11 Press Release, AT&T, AT&T Eyes 100 U.S. Cities and Municipalities for its Ultra-Fast Fiber Network (Apr. 21, 2014), http://about.att.com/story/att_eyes_100_u_s_cities_and_ municipalities_for_its_ultra_fast_fiber_network.html (announcing expansion plans that could cover a total of 100 cities and municipalities).

12 AT&T, U-verse TV Support, HDTV Channels, http://www.att.com/esupport/article.jsp?sid=KB400591&cv=813#fbid=2x-hKz0Wiel (last visited June 9, 2014).

13 Lee Decl. ¶ 8.

14 Id. ¶ 10. Where AT&T U-verse FTTP, FTTN, or IPDSL are not available within AT&T_s wireline footprint, AT&T sells legacy DSL Internet service, providing speeds of up to 6 Mbps, and does not offer its own video component. AT&T, High Speed Internet, http://www.att.com/shop/internet/internet-service.html#fbid=fQYH158YwUR (last visited June

9, 2014). Even in these areas, DSL cannot be offered to every address. Due to technical limitations, DSL is available only to households located within three miles of a central office. AT&T, High Speed Internet Support, http://www.att.com/esupport/article.jsp?sid=KB400183&cv=801#fbid=nED5VYWShmU (last visited June 9, 2014). In addition, AT&T has an extensive network of Wi-Fi hotspots, with more than 30,000 locations in sports stadiums, airports, universities, hospitals, and retail stores nationwide. AT&T, AT&T Wi-Fi Hotspots, http://www.att.com/esupport/article.jsp?sid=KB409042&cv=801#fbid=Lj5uv3VX6PK (last visited June 4, 2014).

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Approximately 11.3 million households subscribe to U-verse in some form.15 There are currently 5.7 million video subscribers, 11.0 million broadband subscribers, and 4.1 million VoIP subscribers.16 More than 97 percent of U-verse video subscribers purchase at least one other U-verse product,17 and about two-thirds of U-verse video subscribers bundle three or four services from AT&T.18 Unlike many MVPDs, and in particular Comcast and Time Warner Cable, AT&T has very limited ownership interests in video programming.19

B. DIRECTV

DIRECTV is a provider of Direct-to-Home satellite digital television services. It has approximately 20 million video subscribers in the United States and interests in entities with approximately 18 million video subscribers in Latin America.20

1. DIRECTV U.S.

DIRECTV is a _pure-play_ satellite video provider in the United States. It offers more than 195 HD channels and provides HD local channel coverage in nearly all areas.21 DIRECTV

15 AT&T Inc., Quarterly Report (Form 10-Q) at 27 (May 2, 2014).

16 Id.; AT&T, U-verse Update: 1Q14, available at

https://www.att.com/Common/about_us/pdf/uverse_update.pdf (last visited June 9, 2014).

17 Lee Decl. ¶ 12.

18 AT&T, U-verse Update: 1Q14, available at https://www.att.com/Common/about_us/pdf/uverse_update.pdf (last visited June 9, 2014); Lee Decl. ¶ 12.

19 AT&T has recently announced a $500 million joint venture with The Chernin Group, to acquire, invest in, and launch OTT video services. See Press Release, AT&T, The Chernin Group and AT&T Create New Venture to Acquire, Invest In and Launch Online Video Businesses (April 22, 2014), http://about.att.com/story/the_chernin_group_and_att_create_new_venture_to_acquire_invest_in _and_launch_online_video_businesses.html.

20 Press Release, DIRECTV, DIRECTV Announces First Quarter 2014 Results (May 6, 2014), http://investor.DIRECTV.com/press-releases/press-release-details/2014/DIRECTV-Announces-First-Quarter-2014-Results/default.aspx.

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offers no broadband or voice services of its own. Instead, DIRECTV offers synthetic service bundles of DIRECTV satellite video service and third-party broadband and/or voice services provided by various telecommunications, cable, and satellite partners. DIRECTV has arm_s-length agreements to provide these synthetic bundles with CenturyLink, AT&T, Verizon, Exede, Cincinnati Bell, HughesNet, Windstream, and Mediacom, among others.22

DIRECTV has limited content interests, particularly as compared to many large cable operators. It owns and operates two regional sports networks (_RSNs_), Root Sports Pittsburgh and Root Sports Rocky Mountain (based in Denver), and holds a minority interest in, and manages, the Seattle-based RSN, Root Sports Northwest.23 None of these RSNs serves localities within AT&T_s wireline footprint. DIRECTV also has a 42 percent non-controlling interest in the Game Show Network,24 as well as smaller minority interests in the MLB Network, the NHL

Network, and a handful of other networks.25

Footnote continued from previous page

21 HD local channels are available in areas covering over 99 percent of U.S. television households. DIRECTV, Annual Report (Form 10-K), at 3 (Feb. 24, 2014) (_DIRECTV 2013 10-K_).

22 DIRECTV, DIRECTV Bundles, http://www.DIRECTV.com/DTVAPP/content/packages/internet (last visited June 4, 2014). Post-closing, AT&T expects to continue DIRECTV_s contracts with third-party bundle partners to ensure as broad-based a distribution capability for the satellite video product as possible. See AT&T Inc. Acquires DIRECTV, Investor Presentation Transcript (May 19, 2014), http://www.sec.gov/Archives/edgar/data/732717/000119312514204989/d729683d425.htm (discussing post-transaction plans regarding DIRECTV synthetic bundle agreements with Verizon and CenturyLink).

23 DIRECTV 2013 10-K at 2.

24 Id.

25 Press Release, AT&T, AT&T to Acquire DIRECTV (May 18, 2014),

http://about.att.com/story/att_to_acquire_directv.html (_AT&T/DIRECTV Transaction Press Release_); Declaration of Patrick T. Doyle, Executive Vice President and Chief Financial Officer DIRECTV ¶ 9 (June 10, 2014) (_Doyle Decl._).

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2. DIRECTV Latin America

Outside the United States, DIRECTV offers satellite video service in some countries in Latin America through the DIRECTV and Sky brands. DIRECTV owns 100 percent of PanAmericana, which has more than 6 million video subscribers, and 93 percent of Sky Brazil, which has approximately 5.5 million video subscribers.26 DIRECTV also owns a 41 percent non-controlling interest in Sky Mexico. That company operates in Mexico, the Dominican Republic, and certain countries in Central America, and has more than 6 million video subscribers.27 DIRECTV Latin America has spectrum holdings that cover 43 million households across Argentina, Brazil, Columbia, and Peru, and plans to offer fixed wireless service to more than 5 million homes in those countries by the end of 2014.28

C. Qualifications

The FCC has concluded repeatedly that AT&T has the qualifications required under the

Communications Act to control Commission authorizations.29 Nothing has changed to disturb these conclusions. Similarly, there is no question about DIRECTV_s qualifications.30

26 Press Release, DIRECTV, DIRECTV Announces First Quarter 2014 Results (May 6, 2014), http://investor.DIRECTV.com/press-releases/press-release-details/2014/DIRECTV-Announces-First-Quarter-2014-Results/default.aspx.

27 Id.

28 DIRECTV 2013 10-K at 14, 16-17.

29 See, e.g., Applications of Cricket License Company, LLC, Leap Wireless International, Inc.,

and AT&T Inc. for Consent to Transfer Control of Authorizations and Application of Cricket License Company, LLC and Leap Licenseco Inc. for Consent to Assignment of Authorization, WT Dkt. No. 13-193, Memorandum Opinion and Order, ¶ 19 (WTB, IB, rel. Mar. 13, 2014) (_AT&T/Leap Order_); Applications of AT&T Inc. and Atlantic Tele-Network, Inc. for Consent to Transfer Control of and Assign Licenses and Authorizations, Memorandum Opinion and Order, 28 FCC Rcd 13,670 ¶ 17 (WTB, IB 2013); Applications of AT&T Inc., Cellco Partnership D/B/A Verizon Wireless, Grain Spectrum, LLC, and Grain Spectrum II, LLC for Consent to Assign and Lease AWS-1 and Lower 700 MHZ Licenses, Memorandum Opinion and Order, 28

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III. DESCRIPTION OF THE TRANSACTION

AT&T will acquire DIRECTV. At closing, DIRECTV will merge with and into a wholly owned subsidiary of AT&T, Steam Merger Sub LLC, which will be the surviving entity and will be renamed _DIRECTV._ Each share of DIRECTV common stock will be converted into $28.50 in cash plus the right to receive between 1.724 and 1.905 shares of AT&T common stock, depending on AT&T_s stock price prior to closing.31 The new DIRECTV will own the stock of the subsidiaries of pre-merger DIRECTV, and the subsidiaries will continue to hold all of the Commission authorizations that they held prior to the merger. Although AT&T will become the parent of the new DIRECTV, there will be no assignment of licenses or transfer of direct control

Footnote continued from previous page

FCC Rcd 12,878 ¶ 17 (WTB 2013); Application of AT&T Inc. and Qualcomm Inc. for Consent to Assign Licenses and Authorizations, Order, 26 FCC Rcd 17,589, 17,601 ¶ 28 (2011) (_AT&T/Qualcomm Order_); Applications of AT&T Inc. and Cellco Partnership d/b/a Verizon Wireless for Consent to Assign or Transfer Control of Licenses and Authorizations and Modify a Spectrum Leasing Arrangement, Memorandum Opinion and Order, 25 FCC Rcd 8704, 8720 ¶ 29 (2010) (_Verizon/ALLTEL/AT&T Divestiture Order_); Applications of AT&T Inc. and Centennial Communications Corporation for Consent to Transfer Control of Licenses, Authorizations and Spectrum Leasing Arrangements, Memorandum Opinion and Order, 24 FCC Rcd 13,915, 13,931 ¶ 33 (2009) (_AT&T/Centennial Order_).

30 See, e.g., DIRECTV Enterprises, Application for Authorization to Launch and Operate

DIRECTV RB-2 a Satellite in the 17/24 GHz Broadcasting Satellite Service at the 102.825° W.L. Orbital Location, Order and Authorization, 24 FCC Rcd 9393, 9404 ¶ 27 (IB 2009); News Corporation and the DIRECTV Group, Inc., Transferors, and Liberty Media Corporation, Transferee, for Authority to Transfer Control, Memorandum Opinion and Order, 23 FCC Rcd 3265 (2008) (_News Corp./DIRECTV/Liberty Media Order_).

31 The number of AT&T shares to be received will be based on the volume-weighted average price of AT&T common stock on the 30 trading days prior to and including the third trading day prior to closing. If the average stock price is greater than $38.577, then the exchange ratio will be 1.724; if the average stock price is less than $34.903, then the exchange ratio will be 1.905; if the average stock price is between $38.577 and $34.903, then the exchange ratio will be equal to the quotient obtained by dividing (a) $66.50 by (b) the average stock price. AT&T Inc., Current Report (Form 8-K) (May 18, 2014).

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of the Commission authorizations, as the current licensees will continue to hold their authorizations.

IV. STANDARD OF REVIEW

Under Section 310(d) of the Communications Act of 1934, as amended,32 the

Commission first reviews the proposed transaction to ensure that it complies with the

Communications Act, other applicable statutes, the Commission_s rules, and federal communications policy. The Commission then weighs any potential public interest benefits of the proposed transaction against the potential public interest harms.33 Only transaction-specific benefits and harms are cognizable. An assignment or transfer proceeding is not the proper forum for addressing general industry issues that are not specific to the transaction.34 The Commission

_may not consider whether the public interest, convenience, and necessity might be served by_ a transaction involving an entity _other than the proposed transferee._35 Within these parameters,

32 47 U.S.C. § 310(d).

33 See, e.g., Verizon/ALLTEL/AT&T Divestiture Order, 25 FCC Rcd at 8716 ¶ 22;

AT&T/Centennial Order, 24 FCC Rcd at 13,927 ¶ 27.

34 See, e.g., Applications of SoftBank Corp., Starburst II, Inc., Sprint Nextel Corporation, and Clearwire Corporation, for Consent to Transfer Control of Licenses and Authorizations, Petitions for Reconsideration of Applications of Clearwire Corporation for Pro Forma Transfer of Control, Memorandum Opinion and Order, Declaratory Ruling, and Order on Reconsideration, 28 FCC Rcd 9642, 9672 ¶ 74 (2013)(_SoftBank/Sprint Order_); Applications of Cellco Partnership d/b/a Verizon Wireless and SpectrumCo LLC and Cox TMI, LLC for Consent to Assign AWS-1 Licenses, Memorandum Opinion and Order and Declaratory Ruling, 27 FCC Rcd 10,698, 10,733-34 ¶ 94 (2012) (_Verizon/SpectrumCo Order_); AT&T/Qualcomm Order, 26 FCC Rcd at 17,622 ¶ 79; AT&T/Centennial Order, 24 FCC Rcd at 13,972 ¶ 141 (2009); AT&T Inc. & BellSouth Corp. Application for Transfer of Control, Memorandum Opinion and Order,

22 FCC Rcd 5662, 5692 ¶ 56 n.154 (2007) (_AT&T/BellSouth Order_).

35 47 U.S.C. § 310(d).

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if the applicants demonstrate that the proposed transaction, on balance, serves the public interest,

the Commission _shall grant_ the applications.36

In these Applications, the Applicants demonstrate that the proposed transaction will serve the public interest, result in no harms to competition, not violate any law or rule, require a waiver of a rule, or result in any unjust enrichment concerns. Nor will the transaction otherwise frustrate or undermine the Commission_s policies or enforcement of the Communications Act.

V. AT&T AND DIRECTV ARE COMBINING TO ADAPT THEIR BUSINESSES TO

SUCCEED IN A CHANGING MARKETPLACE

Through this transaction, AT&T and DIRECTV will surmount the growing technological and structural challenges each faces in delivering broadband and video services in the forms consumers increasingly prefer. As a result, the combined company will be able to compete much more effectively against both the cable operators that dominate the provision of broadband and MVPD services and other emerging competitors.

A. Consumers Increasingly Want Cost-Effective Broadband and Video Services,

as Well as OTT and Multiple-Screen Viewing Options

More and more consumers want broadband bundled with their video services.

Increasingly, the selection of a broadband provider also determines consumers_ choices of video services.37 Companies that can provide an attractive broadband/video bundle to consumers in a

36 Id. § 309(a); see, e.g., SkyTerra Communications, Inc. Transferor, & Harbinger Capital Partners Funds, Transferee, Applications for Consent to Transfer of Control of SkyTerra Subsidiary, Memorandum Opinion and Order and Declaratory Ruling, 25 FCC Rcd 3059, 3065 ¶

10 (2010); Applications for Consent to Transfer of Control of Licenses; XM Satellite Radio Holdings Inc., Transferor, to Sirius Satellite Radio Inc., Transferee, Memorandum Opinion and Order and Report and Order, 23 FCC Rcd 12,348, 12,364 ¶ 30 (2008).

37 See, e.g., Press Release, J.D. Power & Associates, 2013 Digital Lifestyle Study (Aug. 21, 2013), http://www.jdpower.com/content/press-release/qEdZ9q3/2013-digital-lifestyle-study.htm

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cost-effective manner do better in the marketplace. That success, in turn, allows those companies to invest in further broadband deployment. Thus, as the Commission has recognized, _broadband deployment and entry into the MVPD business are _inextricably linked.__38 This link is the product of two principal underlying forces.

First, the economic case for deploying at least some advanced broadband services, such as fiber-based architectures, has depended on the ability to provide MVPD services over those same facilities.39 A substantial additional revenue stream from a [BEGIN AT&T

CONFIDENTIAL INFORMATION]

[END AT&T CONFIDENTIAL

INFORMATION] MVPD service contributes to the return on investment necessary to justify the deployment of these broadband facilities.40

Footnote continued from previous page

(_Nearly two-thirds (61%) of consumers consider Internet service as the foundation of their future digital lifestyle bundle. It is the most-frequently chosen service in consumers_ present and future digital lifestyle bundles._); Pew Research Center, The Web at 25 in the U.S., at 20-21 (Feb. 27, 2014), available at http://www.pewinternet.org/files/2014/02/PIP_25th-anniversary-of-the-Web_0227141.pdf (more adults would be very reluctant to give up the Internet than television (46 percent vs. 35 percent)); Mike Farrell, Time Warner Cable Steps Up Broadband Push, Multichannel News (Oct. 27, 2011), http://multichannel.com/news/orphan-articles/time-warner-cable-steps-broadband-push/126668 (Time Warner Cable_s former CEO Glenn Britt describing broadband as his company_s _anchor product_).

38 Exclusive Service Contracts for Provision of Video Services in Multiple Dwelling Units and Other Real Estate Developments, Report and Order and Further Notice of Proposed Rulemaking,

22 FCC Rcd 20,235 ¶ 20 (2007) (_MDU Order_).

39 See, e.g., Review of the Commission_s Program Access Rules and Examination of

Programming Tying Arrangements, First Report and Order, 25 FCC Rcd 746, 772 ¶ 36 (2010) (_2010 Program Access Order_) (_The Commission has previously concluded that a wireline firm_s decision to deploy broadband is linked to its ability to offer video._).

40 See Declaration of John T. Stankey, Group President and Chief Strategy Officer AT&T Inc. ¶

39 (June 10, 2014) (_Stankey Decl._) (_A key limiting factor in GigaPower deployment to date has been the challenging economics of AT&T_s under-scale broadband must bear [BEGIN AT&T CONFIDENTIAL AT&T CONFIDENTIAL INFORMATION] of the burden

[Graphic Appears Here]

GigaPower._); id. ¶ 7 (a, _[BEGIN AT&T CONFIDENTIAL INFORMATION]

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Second, as the Commission also has noted, there is a general _shift from competition between standalone services to that between service bundles,_41 because providing services in a bundle offers consumers _a simplicity and efficiency that is proving to be highly attractive in the marketplace._42 The Commission_s analysis is correct. As described in more detail in the Declaration of AT&T Senior Executive Vice President for Home Solutions, Lori Lee, with an integrated bundle, consumers get, among other things, one installation visit and one point of contact for customer care.43 Significantly as well, bundle purchasers typically receive lower prices.44 Bundle providers also can integrate their video and broadband products in ways that provide additional benefits to consumers, such as better video on demand,45 effectively lowering quality-adjusted prices as well.

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[END AT&T CONFIDENTIAL INFORMATION] video service, as well as a national video footprint[,]&will fundamentally and permanently shift the economics of investing in broadband. It will change how much and how fast broadband investment is justified and propel otherwise marginal capital-intensive broadband projects forward._); see also id. ¶ 41 (_AT&T_s expansion opportunities will always be limited by the expected return on investment that the company can obtain._).

41 2010 Program Access Order, 25 FCC Rcd at 765 ¶ 29 n.106; see also United States of America and State of New York v. Verizon Communications Inc., Cellco Partnership d/b/a Verizon Wireless, Case 12-cv-01354, Competitive Impact Statement, at 5 (D.D.C. filed Aug. 16, 2012) (stating that broadband and MVPD services are _commonly purchased together in bundles with one another_).

42 MDU Order ¶ 20; see also Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, 28 FCC Rcd 10,496, 10,538 ¶ 93 (2013) (_Fifteenth Video Competition Report_) (finding that _[t]he major cable and telephone MVPDs focus their marketing on bundles_).

43 Lee Decl. ¶ 13; see also Stankey Decl. ¶¶ 28-29.

44 Lee Decl. ¶ 13.

45 Doyle Decl. ¶ 19.

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According to SNL Kagan, for six of the nation_s largest cable operators (Comcast, Time

Warner Cable, Charter, Cablevision, Mediacom, and Suddenlink), 78 percent of basic video subscribers take at least a double-play and 42 percent take a triple-play.46 In the case of AT&T, bundles are even more prevalent: more than 97 percent of AT&T_s U-verse video customers now subscribe to more than one service.47

In today_s dynamic marketplace, it is not enough merely to offer both broadband and video services. It also is necessary to supply these services in a cost-efficient manner. That requires addressing the ever-increasing cost of programming, which is by far the largest variable cost for MVPDs.48 It is widely understood in the industry that video content costs are largely a function of scale. All things being equal, a distributor with larger scale offers programmers more value.49 This volume-based pricing gives larger cable operators a significant cost advantage.50

46 Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, MB Dkt No. 14-16, Comments of DIRECTV, LLC, at 21-22 (filed Mar. 21, 2014) (_DIRECTV 16th Video Competition Report Comments_) (citing Tony Lenoir, Cable_s Triple-Play Penetration of Basic Video Subs Doubled in the Last 5 Years, SNL Kagan (Sep. 12, 2013)).

47 Lee Decl. ¶ 12.

48 Declaration of Rick L. Moore, Senior Vice President, AT&T Inc. ¶ 6 (June 10, 2014) (_Moore Decl._); Lee Decl. ¶ 18; see also Doyle Decl. ¶ 22.

49 Moore Decl. ¶ 14; Lee Decl. ¶ 19. See also Fifteenth Video Competition Report, 28 FCC Rcd at 10,529 ¶ 68 (_Economies of scale appear to produce cost advantages, especially with respect to the cost of acquiring programming and consumer premise equipment, and thus may play a major role in profitability and the willingness to enter the MVPD industry._); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fourteenth Report, 27 FCC Rcd 8610, 8643-44 ¶ 74 (2012); Implementation of Section 3 of the Cable Television Consumer Protection and Competition Act of 1992, Statistical Report on Average Rates for Basic Service, Cable Programming Service, and Equipment, Report on Cable Industry Prices, 21 FCC Rcd 15,087, 15,095 ¶ 21 (2006) (_Cable operators sometimes can reduce their per-unit programming costs by increasing their subscriber reach._).

50 See, e.g., Time Warner Cable, Time Warner Cable Management Discusses Q2 2013 Results, Earnings Call Transcript (Aug. 1, 2013), available at http://seekingalpha.com/article/1594882-

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For example, in 2014, AT&T estimates that its content costs will represent approximately 60 percent of its video subscriber revenues.51 AT&T_s content costs per subscriber are significantly higher than its main competitors_ costs.52

Moreover, going forward, providers must be able to offer access to the OTT video content that consumers increasingly demand. Many consumers now expect broadband access to

OTT video as a complement to MVPD service.53 And, for an expanding group of consumers, the use of these OTT services has begun to substitute for purchases of MVPD services, a trend that is widely expected to grow in the future.54 More than 50 percent of U.S. broadband households use one or more paid OTT video services.55 Households that receive all of their video from OTT

Footnote continued from previous page

time-warner-cable-management-discusses-q2-2013-results-earnings-call-transcript (Time Warner Cable President and COO Robert Marcus stating: _With respect to your question about Comcast[_s] performance, . . . I think there are some benefits on the cost side that definitely derive from scale._); Time Warner Cable Management Discusses Q1 2012 Results, Earnings Call Transcript (Apr. 26, 2012), available at http://seekingalpha.com/article/531451-time-warner-cable-management-discusses-q1-2012-results-earnings-call-transcript (President and COO Robert Marcus noting that Time Warner Cable was _already enjoying the benefits of reduced programming costs_ due to scale following its merger with Insight Communications in 2011).

51 Lee Decl. ¶ 18; Stankey Decl. ¶ 15.

52 Lee Decl. ¶ 20; Stankey Decl. ¶ 15.

53 See Daniel Frankel, Adobe Study: TV Everywhere Users Up 157 Percent in Q1&Not Counting Olympics, Fierce Cable (June 5, 2014), http://www.fiercecable.com/story/adobe-study-tv-everywhere-users-157-percent-q1-not-counting-olympics/2014-06-05 (discussing Adobe_s Video Benchmark Report and its finding that TV Everywhere users increased 157 percent in Q1 2014 compared to Q1 2013).

54 See Declaration of Michael L. Katz ¶¶ 45-54 (June 11, 2014) (_Katz Decl._) (discussing the growing competitive significance of OTT providers).

55 Press Release, Parks Associates, Online Video the Most Important Video Source for Young Consumers (Mar. 20, 2014), https://www.parksassociates.com/blog/article/pr-mar2014-ott-webcast. In March 2014 alone, nearly 190 million Americans watched over 46 billion online content videos. See Press Release, comScore, comScore Releases March 2014 U.S. Online Video Rankings (Apr. 18, 2014), https://www.comscore.com/Insights/Press_Releases/2014/4/comScore_Releases_March_2014_U S_Online_Video_Rankings.

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services will continue to increase over the next decade; an even larger percentage of households will purchase some combination of traditional MVPD and OTT services.56 Finally, consumers also increasingly want the ability to receive and watch content on-the-go on various devices. To meet this growing demand, MVPDs must design and structure new programming packages that offer flexible viewing, interactivity, and innovative OTT options. Thus, an MVPD with a large video subscriber base, as well as wired and wireless broadband networks, can create significant new value for content providers. Such an MVPD is well-positioned to reach mutually beneficial agreements that provide that additional value in exchange for new types of digital rights allowing content providers to reach viewers wherever and whenever they choose to access content.57

B. AT&T and DIRECTV Are Combining To Achieve the Scope and Scale Necessary To Expand and Improve Broadband and Video Services Available to Consumers

Combined, AT&T and DIRECTV can better meet these challenges than either could alone. The transaction provides each party with the missing bundle components needed to provide the integrated services consumers want and thereby allows them to better compete against the large cable operators that dominate the provision of these services. It will also enable the combined entity to address the increasing challenges posed by the rise of OTT and other forces.

From AT&T_s perspective, the U-verse video service lacks, and cannot achieve, the critical scale and value necessary for AT&T to negotiate for programming at costs that are

56 Stankey Decl. ¶ 56.

57 See id. ¶¶ 23-25, 59.

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competitive with those of larger cable operators, particularly Comcast and Time Warner Cable. By the end of its Project VIP expansion, AT&T plans to cover only approximately 33 million customer locations with its U-verse video footprint58 – fewer than one-quarter of U.S. TV households. Although U-verse video service has grown rapidly in popularity, it still has only 5.7 million video subscribers.59 In comparison, Comcast has 22.6 million video subscribers,60 which will rise to approximately 30 million after completing the acquisition of Time Warner Cable.61 And, Comcast will be able to offer competing services to approximately 67 percent of U-verse video homes after the proposed Time Warner Cable merger.62 AT&T_s relatively limited scale in video, and the resulting high costs for content, also limits the number of customers to whom it can offer broadband/video bundles. As discussed in the Declaration of Lori Lee, AT&T_s MVPD service currently is [BEGIN AT&T

CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] This is largely due to high and constantly rising programming costs.64 And, as Group President and Chief Strategy Officer of AT&T, John Stankey, confirms, the

58 Project VIP Press Release.

59 AT&T Inc., Quarterly Report (Form 10-Q) at 27 (May 2, 2014).

60 Comcast Corp., Quarterly Report (Form 10-Q) at 23 (Apr. 22, 2014).

61 Applications of Comcast Corp. and Time Warner Cable Inc. For Consent to Transfer Control

of Licenses and Authorizations, MB Dkt No. 14-57, Public Interest Statement, at 25 (filed Apr. 8, 2014). This subscriber number takes into account planned divestitures to Charter that will grow Charter_s subscriber base to more than 8 million. Press Release, Comcast, Comcast and Charter Reach Agreement on Divestitures (Apr. 28, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-and-charter-reach-agreement-on-divestitures.

62 Lee Decl. ¶ 29.

63 Id. ¶ 11.

64 See id. ¶¶ 18-21.

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challenging economics of AT&T_s MVPD service have undermined AT&T_s incentives to invest in further broadband expansion, and prevents AT&T from deploying U-verse with FTTP and FTTN technologies more broadly.65 Because content costs are closely tied to video subscriber scale,66 AT&T has only one reliable option to lower its content costs in a reasonable time frame to compete effectively with Comcast: expand its customer base significantly.

DIRECTV faces a different, but even more daunting, set of challenges. It has nationwide scale in the provision of MVPD service but no complementary broadband offering. Thus, DIRECTV is left to provide only standalone MVPD service at a time when two powerful trends are eroding this market segment: rising demand to purchase MVPD services in a bundle with broadband and rising use of OTT video in place of MVPD services. To address these longstanding trends – trends that DIRECTV has previously acknowledged67 – DIRECTV has sought to distinguish itself by developing innovative content packages (such as the NFL Sunday Ticket) and technology (such as its whole-home DVR Genie set-top box).68 But, despite such

65 Stankey Decl. ¶¶ 7, 12, 39, 41.

66 Lee Decl. ¶¶ 19-20; Stankey Decl. ¶¶ 6, 14-16.

67 See DIRECTV Holdings LLC, Annual Report (Form 10-K) at 9 (Feb. 28, 2005) (identifying the _availability of a broadband Internet service_ as a _key element[] for gaining and maintaining market share._); Doyle Decl. ¶¶ 4, 15-18; Declaration of Paul Guyardo, Executive Vice President and Chief Revenue and Marketing Officer DIRECTV ¶¶ 5-6, 10-13 (June 10, 2014) (_Guyardo Decl._).

68 See DIRECTV, Sunday Ticket, http://www.directv.com/sports/nfl (last visited June 9, 2014); DIRECTV, DIRECTV Genie, http://www.directv.com/technology/genie (last visited June 9, 2014); Stankey Decl. ¶ 18.

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differentiation, DIRECTV_s growth is hampered by its inability to match competitors_ offerings of integrated bundles of video and high-speed broadband.69

DIRECTV has also sought to contend with these disadvantages through synthetic bundles of services arranged through arm_s-length agreements with a number of broadband providers. Indeed, since 2009, AT&T and DIRECTV have partnered to sell synthetic bundles consisting of DIRECTV satellite video and AT&T broadband and voice services.70 These arrangements are intended to enable the parties to compete with the integrated bundles offered by cable providers, drawing upon the parties differentiated and complementary strengths.

But, as the Executive Vice President Chief Revenue Marketing Officer for DIRECTV

U.S., Paul Guyardo explains, these arrangements have inherent limitations. Key difficulties include smaller discounts for bundling,71 uncompetitive broadband speeds,72 and consumer inconvenience73 and confusion.74

69 Doyle Decl. ¶¶ 5-6, 14-15, 25; Guyardo Decl. ¶¶ 7, 10-11, 16, 20. In his economic analysis, Dr. Katz notes the _diminishing_ value of a one-way network like DIRECTV_s and the challenges the company faces in adapting to the broadband-focused competitive environment. Katz Decl. ¶¶ 55-60. See also id. ¶ 4 (noting that DIRECTV_s satellite video network _has several competitive limitations as a standalone distribution platform_).

70 Lee Decl. ¶ 49. [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION] Id. ¶ 51.

71 Because two companies have to earn a margin on the service, the size of the discount that can be offered is limited. See Guyardo Decl. ¶ 27. Dr. Katz_s analysis explains and confirms the effects of double marginalization on the AT&T/DIRECTV synthetic bundle arrangement. Katz Decl. ¶¶ 74-77. Dr. Katz further notes that the parties _have not been able to obtain a contractual solution to the double marginalization problem, and there is little reason to believe that such a solution is feasible as long as the parties remain separate entities._ Id. ¶ 76.

72 Guyardo Decl. ¶ 22; see DIRECTV 16th Video Competition Report Comments at 20 (_Unfortunately, neither of these broadband offerings [DSL or satellite] compares to those

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As a result, the synthetic bundles have been an inadequate substitute for the integrated video and broadband bundles offered by other providers.75 In 2013, only [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] of new DIRECTV video subscribers also activated broadband purchased in a synthetic bundle sold by DIRECTV.76 Thus, as DIRECTV previously informed the Commission, it finds itself _clearly at a substantial disadvantage competing against a provider that not only controls both its own video and broadband facilities, but also offers a superior broadband product as well._77

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available from cable and telco providers with DOCSIS- and fiber-enabled networks._); id. at 25 (quoting the CEO of Comcast as saying, _DSL is the new dialup_).

73 When purchasing the bundle from DIRECTV, the customer must speak to two separate sales representatives to be quoted the _bundled price._ Guyardo Decl. ¶ 31. Likewise, each installation requires two separate appointments, with separate appointment windows and almost always on different days. Id. ¶ 32. Similar problems arise when repairs are necessary or other customer service issues arise. See id. ¶ 34.

74 Consumers expect a single bill when they order a _bundle,_ but DIRECTV and its broadband partners generally bill separately, often on separate schedules, which makes it hard for subscribers to confirm they are getting the proper discount. Guyardo Decl. ¶ 33; Lee Decl. ¶ 57. DIRECTV and AT&T have experienced similar limitations in their synthetic bundle arrangement. Id. ¶ 57.

75 Guyardo Decl. ¶¶ 20-21, 38; see also Doyle Decl. ¶ 25. AT&T likewise has experienced significant difficulties competing through synthetic bundles. Lee Decl. ¶¶ 49, 53-58. These results confirm economic theory, which predicts that misaligned incentives and divergent business strategies will make collaborating through contract both less efficient and less successful than an integrated operation. Katz Decl. ¶¶ 67-70.

76 Guyardo Decl. ¶ 20.

77 DIRECTV 16th Video Competition Report Comments at 25. Recognizing this disadvantage, DISH has assembled a nationwide wireless spectrum position to support a broadband network that would enable it to provide integrated bundles of broadband and video in the future. See

Trefis Team, Dish Network Sweeps H-Block Spectrum Auction For $1.56 Billion, Forbes (Mar.

5, 2014), http://www.forbes.com/sites/greatspeculations/2014/03/05/dish-network-sweeps-h-block-spectrum-auction-for-1-56-billion/; see also Anton Troianovski, Shalini Ramachandran, & Sarah Portlock, Dish Network Wins a $9 Billion Spectrum Prize, Wall Street Journal (Dec. 12, 2012),

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By combining, AT&T and DIRECTV will be able to replace synthetic bundles with truly integrated services offered by a single company. Those bundles will provide consumers numerous benefits wherever AT&T offers broadband services, an area that will expand as a result of this transaction. These, and many other new capabilities, discussed in Section VI immediately below, will benefit not only the combined company, but also consumers across the country.

VI. THE TRANSACTION WILL GENERATE SIGNIFICANT PUBLIC BENEFITS

THAT INCREASE CONSUMER WELFARE AND ENHANCE COMPETITION

The combination of AT&T and DIRECTV will provide exactly the kind of near-term,

verifiable, transaction-specific public interest benefits that the Commission has recognized in approving previous transactions.78 Millions of consumers will be able to choose enhanced video

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http://online.wsj.com/news/articles/SB10001424127887324296604578175701069249008. DISH also has partnered with Sprint to develop a fixed wireless broadband product that it intends to deploy in Corpus Christi, Texas starting in mid-2014 and plans to expand to other regions. See Press Release, Sprint Corporation and DISH Network Corporation, Sprint and DISH to Trial Fixed Wireless Broadband Service (Dec. 17, 2013), http://newsroom.sprint.com/news-releases/sprint-and-dish-to-trial-fixed-wireless-broadband-service.htm. DISH_s CEO Charlie Ergen has said that _the company needs to package mobile wireless services with its pay-TV offerings to stay competitive with cable operators and phone companies that already can offer such bundles._ Anton Troianovski & Amy Schatz, FCC Deals a Setback to DISH_s Wireless Network Plans, Wall St. J. (Mar. 2, 2012), http://online.wsj.com/news/articles/SB10001424052970203753704577257873788617682.

78 See Verizon/SpectrumCo Order, 27 FCC Rcd at 10,758 ¶ 159 (fixed wireless deployment);

Applications filed by Qwest Communications International Inc. and CenturyTel, Inc. d/b/a CenturyLink for Consent to Transfer Control, Memorandum Opinion and Order, 26 FCC Rcd 4194, 4211 ¶¶ 35-37 (2011) (_Qwest/CenturyLink Order_) (expanded broadband deployment);

Applications of Comcast Corp., General Electric Corporation and NBC Universal, Inc. for Consent to Assign Licenses and Transfer Control of Licensees, Memorandum Opinion and Order, 26 FCC Rcd 4238, 4333 ¶ 233 (2011) (_Comcast/NBCU Order_) (expanded broadband deployment); General Motors Corp. and Hughes Electronics Corp., Transferors, and The News Corp. Limited, Transferee, for Authority to Transfer Control, Memorandum Opinion and Order,

19 FCC Rcd 473, 620 ¶ 344 (2004) (_GM/Hughes/News Corp. Order_) (increased ability to innovate); Applications for Consent to the Transfer of Control of Licenses from Comcast

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products and new integrated bundles of broadband/video services. The transaction, moreover, will generate substantial cost savings and other synergies. As a result, the combined company will be able to deliver more value to consumers and provide stronger competition to cable bundles. All of this, in turn, will enable the combined company to expand its deployment of both wireline and fixed WLL broadband to millions of additional locations. The transaction will position the combined company to meet consumers_ evolving video preferences and, in particular, to propel the development of new OTT products.

Finally, AT&T has found that it serves consumers best when its policies reflect our

Nation_s diversity. The transaction will thus serve the public interest by extending AT&T_s best-

in-class diversity practices to both DIRECTV_s employees and suppliers.79 The combined company will likewise continue AT&T_s practice of working responsibly with the unions representing its workforce.80

A. Consumers Nationwide Will Benefit From Enhanced Services

Post-transaction, AT&T and DIRECTV will be able to marry their complementary assets and expertise to offer consumers improved video services and better and more competitive

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Corporation and AT&T Corp., Transferors, to AT&T Comcast Corporation, Transferee, Memorandum Opinion and Order, 17 FCC Rcd 23,246, 23,262, 23,315 ¶¶ 45, 178, 182 (2002) (_AT&T/Comcast Order_) (content cost savings); Applications Filed by Frontier Communications Corp. and Verizon Communications Inc for Assignment of Transfer of Control, Memorandum Opinion and Order, 25 FCC Rcd 5972, 5994-95 ¶¶ 55-56 (2010) (recognizing public benefit of improved service quality to rural areas).

79 Stankey Decl. ¶ 64.

80 Id. ¶ 64.

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bundles of MVPD and broadband services.81 The ability to offer new, better products is an established public interest benefit.82

As to video, the combined company will work with content suppliers to extend

DIRECTV_s lineup of popular programming to AT&T_s U-verse video customers and will have the flexibility to offer the best options of content offered by both companies to their subscribers. The combined company will thus follow DIRECTV_s approach of offering consumers a broad range of video programming packages tailored to a variety of tastes and price levels.83 The combined company also will work to integrate and enhance DIRECTV_s advanced technology in set-top boxes to develop a common, best-in-class user interface that will provide a consistent _look and feel_ and channel lineup regardless of platform or device.84 The combined company

81 Id. ¶ 10; see Katz Decl. ¶ 97:

The proposed transaction will internalize complementarities between the parties_ offerings. As separate companies, each party does not take into account the impact of its actions (including pricing, marketing, and customer service) on the profits of the other party. Post-transaction, these effects would be internalized&. The internalization of the positive externalities each party_s actions confer on the other would lead to greater incentives to promote and market their complementary products and to provide high-quality customer care. In addition, the transaction would facilitate the realization of economies of scale and the combination of complementary assets, which would strengthen the combined company_s incentive and ability to engage in various forms of product innovation and improvement.

82 See, e.g., AT&T/Leap Order ¶ 131 (_[E]fficiencies generated through a merger can mitigate competitive harms if such efficiencies enhance the merged firm_s ability and incentive to compete and therefore result in lower prices, improved quality of service, enhanced service or new products._); SoftBank/Sprint Order, 28 FCC Rcd at 9678 ¶ 92 (stating same); Applications of GCI Communication Corp., ACS Wireless License Sub, Inc., ACS of Anchorage License Sub, Inc., and Unicom, Inc. for Consent to Assign Licenses to the Alaska Wireless Network, LLC, Memorandum Opinion and Order and Declaratory Ruling, 28 FCC Rcd 10,433, 10,461, 10,468,

¶¶ 67, 86 (2013) (stating same, and recognizing that the applicants _would be able to repackage [wireless] plans with their wireline services&to create new products_).

83 Stankey Decl. ¶ 19.

84 Id. ¶ 20; Katz Decl. ¶¶ 122-23.

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also will provide millions of current DIRECTV customers faster and more efficient services, such as video-on-demand.85 It will do so by using AT&T_s Internet backbone and state-of-the-art broadband infrastructure to provide higher-quality service at a reduced cost, through measures such as more efficient use of caching to store content closer to the customer.86

Importantly, moreover, the combined companies will provide these enhanced video products as part of an integrated bundle with broadband and other services. As noted above in

Section V.A, there is abundant evidence that more and more consumers prefer such integrated bundles of video and other services, chiefly broadband.87 Consumers_ preference for bundles is easy to understand. To a subscriber, bundling affords discounted prices and the simplicity that comes from having a single installation appointment to make, a single bill to pay, and a single point of contact for troubleshooting or repairs.88 Bundling also allows subscribers to integrate traditional linear video with on-demand and OTT services in ways that create a richer, more flexible, and increasingly ubiquitous video experience.89 As a combined company, AT&T and

85 Stankey Decl. ¶ 21.

86 Id. ¶ 21.

87 See Section V.A, above; Lee Decl. ¶ 12 (_[M]ore than 97 percent of U-verse video subscribers purchase video as part of a bundle of services that also includes one or more of wireline broadband, wireline voice, and wireless service Approximately 66 percent of our U-verse video subscribers take bundles of three or four services (known as a _triple play_ or _quad play_)._); Guyardo Decl. ¶¶ 10-11, 16 (discussing DIRECTV_s experience that its inability to offer an integrated bundle of broadband and video capabilities diminishes its competitiveness in today_s marketplace); Doyle Decl. ¶¶ 15-17 (discussing consumer demand for integrated bundles and the impact that has on DIRECTV).

88 Lee Decl. ¶ 13; see also Guyardo Decl. ¶¶ 21, 32-34.

89 Doyle Decl. ¶ 19.

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DIRECTV can offer attractive bundled services that neither company can offer on its own today.90

The combined company will further enhance competition by offering these improved service bundles more broadly.91 Millions of consumers within AT&T_s wireline footprint, including in areas where U-verse video service is not available today,92 will gain access to a new integrated bundle combining DIRECTV_s attractive video programming and AT&T_s wireline broadband services.93 This combination will provide a particularly strong competitive alternative to integrated service offerings from cable companies: customers attracted by DIRECTV_s high-

quality video offerings will not have to weigh the tradeoff of separately purchasing a standalone broadband service. And AT&T_s ongoing, multibillion dollar upgrade to its wireline broadband network will give the combined company an even better platform from which to deliver innovative new services and to accommodate future growth.94 This capability will be further bolstered by AT&T_s commitment, discussed below in Section VI.C, to expand and enhance broadband to 15 million customer locations.

90 As explained by Dr. Katz, economic theory also indicates that _because the merger will internalize complementarities, the merged company can be expected to offer a bundle superior to those that they offer through their existing joint marketing arrangement._ Katz Decl. ¶ 62.

91 Id. ¶¶ 97-108.

92 As discussed above in Section II.A, AT&T offers video service only in areas where it has deployed U-verse FTTN and FTTP architectures. In the portions of its wireline footprint where AT&T has deployed IPDSL high-speed broadband or DSL broadband, AT&T does not offer an AT&T video product or an integrated video/broadband bundle.

93 Stankey Decl. ¶ 29.

94 Project VIP Press Release.

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In addition, consumers nationwide will have access to an attractive integrated bundle of DIRECTV_s video service and AT&T_s mobile broadband offerings.95 AT&T_s state-of-the-art LTE wireless network soon will reach about 300 million Americans and provides a powerful broadband platform.96 This new service bundle will cater to the substantial number of consumers who watch video on mobile devices. By combining two nationwide services, this transaction will create more robust competition to cable for most Americans.

Most importantly, the transaction will expand the competitive options for the many consumers who currently can choose only cable_s integrated broadband/video bundle. Existing DIRECTV customers will be able to keep their video service and add on a competitive high-speed broadband and mobile service provided by the same company. And AT&T mobile broadband customers outside of U-verse video areas will now have access to a premier MVPD service, also from a single company.

B. Substantial Cost Savings Will Benefit Consumers and Competition

Together, AT&T and DIRECTV will be able to deliver more value to content providers, and thus expect to realize significant savings in content-acquisition and other costs. This improved cost position will enable the combined company to offer consumers a better value than either company could do on its own. The combined company will thus mount a stronger competitive challenge to market leaders Comcast/Time Warner Cable and other incumbent cable providers. As described by Dr. Michael Katz, competitive market forces will ensure that the company uses these reduced marginal costs to enhance consumer welfare, whether through

95 Stankey Decl. ¶ 30.

96 Project VIP Press Release.

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reduced prices, improved offerings, new services and capabilities, or a combination of these.97 As in prior transactions, these transaction-specific cost savings are significant public interest benefits.98 Moreover, as discussed below in Section VI.C, these cost savings and other benefits of the transaction will facilitate the additional broadband deployment to which AT&T is committing.

1. The Transaction Will Reduce Content-Acquisition Costs

Content is the most critical – and largest – variable cost for MVPDs. Per-subscriber content costs continue their long upward climb. In recent years, they have regularly outpaced inflation.99 With the most popular content increasingly concentrated in the hands of a few

97 Katz Decl. ¶ 118 (_Economic logic clearly indicates that the parties, which do face competition, would have incentives to pass through some or all of the marginal cost reductions. Therefore, consumers will benefit from lower prices as a result of the content cost savings._).

98 AT&T/Centennial Order, 24 FCC Rcd at 13,959, 13,960 ¶¶ 106, 108; Applications of Cellco Partnership d/b/a Verizon Wireless and Atlantis Holdings LLC for Consent to Transfer Control of Licenses, Authorizations, and Spectrum Manager and De Facto Transfer Leasing Arrangements, Memorandum Opinion and Order and Declaratory Ruling, 23 FCC Rcd 17,444, 17,512-15 ¶¶ 147-56 (2008); Applications of AT&T Inc. and Dobson Communications Corporation for Consent to Transfer Control of Licenses and Authorizations, Memorandum Opinion and Order, 22 FCC Rcd 20,295, 20,334-35 ¶¶ 82-84 (2007).

99 See Ali Choukeir and Chris Young, Virtual Service Provider Space an Unfinished Puzzle, SNL

Kagan (Feb. 6, 2014) (noting that _programming costs continue to outpace the rate of inflation, especially [for] sports and retrans_); Robin Flynn, U.S. Multichannel Subscriber Update and Programming Cost Analysis, SNL Kagan (June 2013), available at http://go.snl.com/rs/snlfinanciallc/images/SNL-Kagan-US-Multichannel-Subscriber-Update-Programming-Cost-Analysis.pdf (_programming expenses have been rising quickly due to rising retransmission fees, the additional expense of TV Everywhere and multiplatform agreements, escalating costs for cable network programming (again, sports in particular), and additional channel launches_). The Commission has long recognized this trend. See, e.g., Fifteenth Video Competition Report, 28 FCC Rcd at 10,529 ¶ 69; Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Tenth Annual Report, 19 FCC Rcd 1606, 1628-29 ¶ 29 (2004); Implementation of Section 19 of the Cable Television Consumer Protection & Competition Act of 1992 Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, First Report, 9 FCC Rcd 7442, 7453 ¶ 24 (1994).

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companies (including those affiliated with some of the largest MVPDs), those suppliers have the leverage to demand higher and higher fees with each passing year.100 Distributors must accede to these demands or risk losing customers, credibility, and competitive position.101

These rapidly increasing content costs have a disproportionate effect on providers with smaller subscriber bases, including AT&T.102 This transaction will create a combined entity with a much larger subscriber base than AT&T currently has and thus offer much more value to programmers. That, in turn, should result in lower content costs. AT&T conservatively projects that, as [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

AT&T will be able to reduce its per-subscriber content costs [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

aggregators. Lee Decl. ¶ 21.

101 For example, when retransmission consent fee negotiations between Time Warner Cable and CBS broke down in August 2013, Time Warner Cable dropped CBS from several of its systems – including those serving New York City, Los Angeles, and Dallas – for an entire month. Time Warner Cable lost over 300,000 customers in that quarter. See Anthony Crupi, Time Warner Cable Pulls the Plug, Adweek, August 2, 2013, http://www.adweek.com/news/television/time-warner-cable-pulls-plug-cbs-151665; Anthony Crupi, CBS Blackout Took a Bite Out of Cable Earnings, Operator Loses 306,000 Subs, $122 million, Adweek, October 31, 2013, http://www.adweek.com/news/television/cbs-blackout-took-bite-out-time-warner-cable-earnings-153525. Programming disputes like this are occurring more often, and they usually harm consumers through prolonged blackouts, higher prices, and sometimes fewer choices. In 2013, there were 127 blackouts of broadcast programming, compared to 96 in 2012, 51 in 2011, and 12 in 2010. See DIRECTV 16th Video Competition Report Comments at 23 n.101.

102 See Lee Decl. ¶ 20.

103 Moore Decl. ¶ 15; see also Stankey Decl. ¶ 22. Dr. Katz_s analysis also finds that economic theory supports the projected content cost savings. Katz Decl. ¶¶ 110-119.

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These savings will begin [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] the transaction will reduce AT&T_s expected per-subscriber content costs as a standalone company by at least 20 percent.106 Cost savings of this magnitude will significantly enhance the combined company_s competitiveness in video services and in bundled services that include video, and will benefit consumers.107 These are conservative projections based [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] Given the additional value the combined company can offer content providers, AT&T also may have opportunities [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

104 Moore Decl. ¶ 16; Katz Decl. ¶ 115. [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] Moore Decl. ¶ 15; Katz Decl. ¶ 115 ([BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] because of the company_s increased scale._).

105 Moore Decl. ¶ 16. 106 Id. ¶ 18.

107 See Katz Decl. ¶¶ 118-19; Stankey Decl. ¶¶ 22-23. 108 Moore Decl. ¶ 15.

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[END AT&T HIGHLY

CONFIDENTIAL INFORMATION] Indeed, AT&T expects that it ultimately will be able to reduce overall per-subscriber programming costs [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION]

2. The Transaction Will Result in Additional Cost Savings

Although the content-acquisition synergies are projected to be the transaction_s most significant cost savings, the combined company will decrease its expenses in other ways as well.

Some of the new efficiencies will result from the use of DIRECTV_s technology for

AT&T_s U-verse video customers. [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

INFORMATION]

AT&T also intends to [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

109 Stankey Decl. ¶¶ 24-25; Katz Decl. ¶¶ 115-17.

110 Stankey Decl. ¶¶ 24-25; Nevertheless, AT&T_s projection of roughly [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] Moore Decl. ¶¶ 15-16.

111 Moore Decl. ¶ 21.

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[END AT&T HIGHLY CONFIDENTIAL INFORMATION] will facilitate the development of innovative OTT services.113 Further efficiencies will come from integrating video service-delivery components across the two companies. The transaction will allow AT&T and DIRECTV to combine AT&T_s IP distribution network and DIRECTV_s satellite network, to consolidate broadcast centers, and to save money in the operation of DIRECTV_s and AT&T_s super hub offices.114 The transaction also will allow the consolidation of installation and service operations, thereby reducing costs while providing customers with improved and more seamless services.115 If, as expected, the combined company will be able to perform multiple installation services with a single truck roll, the efficiencies will be even greater.116 Further, AT&T and DIRECTV will be able to achieve additional cost savings in customer call center operations, IT systems, and other general administrative and headquarters functions and services.117 These steps too will reduce expenses and lead to improved services for customers.118

112 Id. ¶ 23. 113 Id. ¶ 23.

114 Id. ¶ 25. _Super hub offices_ are where video programming is gathered and redistributed to network facilities for delivery to subscribers.

115 Id. ¶ 24.

116 Id.; see also Katz Decl. ¶¶ 104-06 (discussing efficiencies related to customer care). 117 Moore Decl. ¶ 25.

118 Id. ¶ 8.

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Moreover, both parties will obtain additional marketing and sales channels through the merger. AT&T will be able to market AT&T Mobility products to existing DIRECTV subscribers, as well as use DIRECTV_s retail distribution network to market those services.119 Similarly, DIRECTV will be able to utilize AT&T retail distribution channels to expand consumer access to DIRECTV video products.120 The combination of AT&T_s and DIRECTV_s respective expertise and technological capabilities, as discussed below in Section VI.D, also is likely to result in further cost savings and consumer benefits. Together, these efficiencies will create a better experience for both U-verse video and satellite video customers.

C. AT&T Will Expand Broadband Services to Millions of Americans

The transaction will result in the combined company expanding its broadband footprint substantially. That will bring new and better high-speed broadband options to millions of Americans, many of them in rural areas. Customers in many of these locations will, for the first time, receive the type of Internet service that people in other areas take for granted. With this expansion, AT&T_s high-speed fixed broadband networks will cover 70 million customer locations.121

119 Id. ¶ 29; Katz Decl. ¶ 108.

120 Moore Decl. ¶ 29; Katz Decl. ¶ 108 (noting that marketing efficiencies from the combination of retail channels _will increase the competitive pressure on rival providers, to consumers_ benefit._).

121 AT&T/DIRECTV Transaction Press Release. This includes the 57 million customer locations that will receive U-verse broadband (FTTP, FTTN or IPDSL) as part of Project VIP as well as 13 million customer locations to be covered by the fixed WLL product. Id.; Project VIP Press Release.

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The transaction will thus further a goal that both Congress and the Commission have singled out as a national priority.122 As the Commission has stated, _[a]ll Americans in all parts of the nation, including those in rural, insular, and high-cost areas, should have access to affordable modern communications networks capable of supporting the necessary applications that empower them to learn, work, create, and innovate._123 Indeed, all five Commissioners have stressed that enhancing broadband access and choice in rural areas is a key policy priority.124

In addition to improving broadband access for millions of Americans, the broadband expansion also will benefit OTT providers like Netflix, Amazon, Google, and Hulu, which depend on consumers having access to quality broadband connections. Widening AT&T_s

122 See 47 U.S.C. § 706; Connecting America: The National Broadband Plan at 135 (2010), available at http://download.broadband.gov/plan/national-broadband-plan.pdf (_Everyone in the United States today should have access to broadband services supporting a basic set of applications that include sending and receiving e-mail, downloading web pages, photos and video, and using simple video conferencing._).

123 Connect America Fund, Report and Order and Further Notice of Proposed Rulemaking, 26 FCC Rcd 17663, 17,681 ¶ 51 (2011) (_Connect America Fund Order_).

124 See, e.g., Oversight of the Federal Communications Commission Before the Subcommittee on Communications and Technology Committee on Energy and Commerce, 113th Cong. 5 (2014) (Statement of Tom Wheeler, Chairman, Federal Communications Commission) (_we must make sure that we do not stand idly by and allow a new digital divide to open up in rural America_); Connect America Fund Order, 26 FCC Rcd at 18,411 (statement of Mignon L. Clyburn, Commissioner, Federal Communications Commission) (Rural Americans _need and deserve reliable fixed as well as mobile broadband in order to thrive. Without this critical broadband infrastructure, rural Americans would be forever left behind._); Remarks of Commissioner Jessica Rosenworcel at Rural Telecom Industry Meeting & Expo at 4 (Feb. 4, 2013) (_as a matter of public policy, we must make sure that modern communications are available in urban America, rural America, and everything in between_); Opening Remarks of Commissioner Ajit Pai at Rural Broadband Roundtable (Sept. 6, 2012) (_If we want to revitalize rural America, encouraging rural broadband deployment needs to be a top priority._); Senate Commerce, Science and Transportation Committee, Hearing on Federal Communications Commission and Federal Trade Commission Nominations, CQ Transcriptions (Sept. 18, 2013) (official version not yet printed) (Testimony of Michael O_Rielly, Commissioner, Federal Communications Commission) (_I_d want to work with the members of this committee and the commission and all stakeholders to correct any deficiencies that may exist so that broadband is provided throughout our nation._).

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broadband deployment will make these OTT services available to millions of people who currently lack sufficient connectivity to enjoy these services, even if they do not subscribe to traditional MVPD service. This is why, as noted above, Netflix_s CFO David Wells has stated that this deal would result in expanded broadband services and stated _that would be a plus for Netflix, I think._125

1. The Transaction Will Allow AT&T To Expand Its Fastest Wireline Broadband Service

The transaction fundamentally and permanently improves the economics of AT&T_s investment in broadband. As described in Section II.A above, AT&T previously approved Project VIP, a multiyear, multibillion dollar investment to expand and improve its wireless and wireline broadband network. Prior to this transaction, AT&T announced plans to deploy FTTP to as many as 25 major metropolitan areas. The content cost savings and other synergies of this transaction mean that AT&T will deploy its highest-speed fiber connections (U-verse FTTP) to at least 2 million more customer locations than what could be economically justified absent the merger synergies,126 and, on the strength of the transaction_s expected synergies, AT&T will commit to complete that deployment within four years of the transaction closing.127 Of these additional customer locations, AT&T_s current assessment is that most have access only to AT&T_s IPDSL or legacy DSL services or no AT&T wireline broadband Internet

125 Joyce Wang, Netflix Talks AT&T-DirecTV, Plans Programming Boost, Cablefax (May 21, 2014), http://www.cablefax.com/programming/netflix-talks-att-directv-plans-programming-boost.

126 Stankey Decl. ¶¶ 38-45; Katz Decl. ¶¶ 126-133 (discussing how the proposed transaction will increase AT&T_s incentives to deploy wireline broadband).

127 AT&T/DIRECTV Transaction Press Release.

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offering at all.128 Significantly, this _lift_ in the economic viability of AT&T_s FTTP service from the transaction is in addition to any further expansion justified by changes in the constantly evolving competitive landscape.129 Consequently, the transaction results in incremental deployment to millions of customer locations beyond whatever deployments may become justified by other factors in the future.130

As the Commission has recognized, this kind of wireline broadband deployment provides significant public interest benefits.131 This transaction will deliver those benefits to millions more Americans.

2. The Transaction Will Allow AT&T To Deploy Its Fixed WLL Broadband

Service in Rural Areas in 48 States

Today, many Americans in rural areas lack access to high-speed broadband service or have access to only one provider, typically using older cable or DSL technology.132 Moreover,

128 Stankey Decl. ¶ 46.

129 Id. ¶ 45.

130 Id.

131 See, e.g., Qwest/CenturyLink Order, 26 FCC Rcd at 4211 ¶¶ 35-37 (finding that

CenturyLink_s commitments to expand broadband deployment to unserved areas, including rural communities, with specific buildout milestones and speeds offers _public interest benefits_ and that _private-sector investment in broadband, and the competition it will promote among providers, is critical to ensuring a healthy and innovative broadband ecosystem and to encouraging new products and services that benefit American consumers and businesses of every size_); SoftBank/Sprint Order, 28 FCC Rcd at 9682 ¶ 102 (finding that the likely accelerated deployment of advanced mobile broadband services constituted a public benefit and would _support[] [the Commission_s] goal of expanding mobile broadband deployment throughout the country_); Comcast/NBCU Order, 26 FCC Rcd at 4333 ¶ 233 (finding that Applicants_ commitments to expand broadband deployment to reach approximately 400,000 additional homes in unserved areas, including rural communities _will lead to greater broadband demand, deployment and adoption, and thus adopt them as conditions so that the public will realize these considerable benefits_).

132 See, e.g., Inquiry Concerning the Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such

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many of these rural customers lack access to integrated bundles of broadband, video, and voice services and are thus forced to acquire these services separately, often at significant expense and inconvenience.

The transaction will benefit millions of these customers by making it economically attractive for AT&T to expand its deployment of an LTE-based fixed WLL broadband product.133 The fixed WLL service will be offered and priced as a home broadband service, not a mobile wireless service. It will be designed to offer a robust broadband experience, using advanced technologies, including professionally installed customer premises equipment that enhance spectral efficiency and signal quality.134 Fixed WLL is expected to utilize 20 MHz of dedicated spectrum.135 It is designed to perform as well as wireline broadband services advertised today at 15-20 Mbps and will have a usage allowance that will readily satisfy most customers_ needs.136 In the areas where AT&T will deploy the fixed WLL solution, it will be

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Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, as Amended by the Broadband Data Improvement Act, Eighth Broadband Progress Report, 27 FCC Rcd 10,342, 10,344 ¶ 1 (2012) (finding _that approximately 19 million Americans live in areas still unserved by terrestrial-fixed broadband_).

133 See Verizon/SpectrumCo Order, 27 FCC Rcd at 10,758 ¶ 159 (finding that Verizon

Wireless_s HomeFusion product using Verizon_s wireless LTE network to provide residential broadband _could increase broadband competition and expand broadband availability, especially in rural areas and other areas where consumers currently have few choices among broadband providers_).

134 Stankey Decl. ¶ 48.

135 Id.

136 Id. ¶ 49. Customers located closer to the cell tower will experience greater speeds. Id.

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comparable, and typically superior, to the wireline services available in both speed and reliability.137

With the synergies from the transaction, AT&T will offer fixed WLL to an estimated 13 million largely underserved, rural customer locations.138 Those locations will be spread across 48 states both in and out of AT&T_s wireline region.139 Almost 20 percent of the 13 million customer locations where AT&T_s fixed WLL service will become available have no access to terrestrial broadband services today.140 An additional 27 percent of the 13 million customer locations have only one terrestrial option today, and in most instances that single option is DSL or a relatively slow cable modem service.141 The ability to provide a true bundle of integrated satellite video, home broadband, and home VoIP services will make for a more competitive and compelling offer in these underserved areas.142 Currently, key impediments to deploying fixed WLL include the high deployment costs and the considerable constraints on AT&T_s ability to recover these costs.143 This innovative technology requires a large initial investment to, among other things, install additional antennas at each fixed WLL-enabled cell site and at the premises of each customer who orders service.144 Moreover, these investments require a particularly strong justification in light of the risk

137 Id. ¶¶ 48-49. 138 Id. ¶ 53.

139 Id. ¶ 54. These _rural areas_ are locations with less than 250 people per square mile. Id. 140 Id. ¶ 55.

141 Id.

142 Id. ¶ 52.

143 Id. ¶¶ 50-51.

144 Id. ¶ 50.

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involved, including the difficulty of predicting the useful life of a fixed WLL deployment given that customers in the future may expect higher speeds than fixed WLL can deliver.145 This transaction favorably alters the economics of deploying fixed WLL services for AT&T.146 It provides an efficient and competitive multichannel video offering outside of the U-verse footprint that AT&T can bundle effectively with the fixed WLL broadband service and VoIP. Because this bundle will be a compelling offering, it will attract significantly more subscribers with lower churn than a fixed WLL broadband offering would on its own.147 This greater penetration, in turn, will provide a sufficient expected return on the massive upfront investment to justify devoting enormous capital resources to this deployment.

These are not mere projections of actions AT&T might take that could promote the public interest at some future point. AT&T is sufficiently confident that, as a result of this transaction, this deployment will make business sense that it has committed to complete the investment within four years of the transaction_s closing and to offer fixed WLL broadband service to approximately 13 million largely rural customer locations that otherwise would not have been reached by its wireline broadband services.

145 Id. ¶ 51.

146 Id. ¶ 52; Katz Decl. ¶¶ 134-135 (discussing how the proposed transaction will increase AT&T_s incentives to deploy fixed WLL). In addition to the increased scale and lower costs discussed above, the transaction will add DIRECTV_s installation capability to AT&T_s team, which further improves the economics of fixed WLL deployment. Stankey Decl. ¶ 36.

147 Stankey Decl. ¶ 52; Section VI.A, above.

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D. The Combination Will Propel Availability of Enhanced Video Options

Across All Screens

AT&T and DIRECTV each has delivered innovative new products and services to consumers. Combining these companies_ complementary strengths, along with the other efficiencies from the transaction, will give the combined company even greater ability to drive innovation and product development. Moreover, as the Commission noted of previous transactions, this merger will __enable[] the parties to combine their R&D efforts and to spread the cost of those R&D efforts over_ a more extensive customer base._148 Accordingly, as the Commission concluded in prior cases, the potential for innovation created by this transaction is strongly in the public interest.149

DIRECTV has a track record of pioneering technological innovation in the video delivery market. In 2005, it became one of the first MVPDs to use MPEG-4 compression, which allows for the transmission of additional HD channels and which has since become the industry standard.150 More recently, DIRECTV introduced the Genie, a whole-home DVR service that

148 AT&T/BellSouth Order, 22 FCC Rcd at 5769 ¶ 214 (2007) (quoting GM/Hughes/News Corp. Order, 19 FCC Rcd at 619 ¶ 342 (2004)).

149 See AT&T/Comcast Order, 17 FCC Rcd at 23,317 ¶184 (stating that _[t]he development and deployment of new technologies often entails a significant up-front, fixed investment_ and that _[t]he merged company should have a greater ability to spread those fixed costs across a larger customer base, which should in turn foster incentives for investment by the merged entity_); GM/Hughes/New Corp. Order, 19 FCC Rcd at 620 ¶ 344 (_[T]he transaction is likely to enable the merged entity to achieve certain economies of scale and scope, particularly in R&D, that absent the transaction the parties individually could not have achieved._); AT&T/BellSouth Order, 22 FCC Rcd at 5769 ¶ 214 (_by broadening its customer base, the merged entity will have an increased incentive to engage in basic research and development._).

150 See Press Release, DIRECTV, DIRECTV Demonstrates World's First Live MPEG-4 AVC HD Transmission Via Satellite; Advanced Transmission and Compression Technology Will Support Massive Expansion of Programming (Jan. 6, 2005), http://investor.directv.com/press-releases/press-release-details/2005/DIRECTV-Demonstrates-Worlds-First-Live-MPEG-4-AVC-

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allows consumers to record five different HD programs simultaneously.151 It also offers the GenieGo product, which allows customers to download or stream content recorded on the Genie DVR for playback on many portable devices.152 Moreover, the company is now working to develop the facilities necessary to offer _Ultra HD_ programming.153 For its part, AT&T, working largely through AT&T Labs, has a history of telecommunications innovations dating back more than 135 years, world-class wireline and wireless networks, and a track record of developing and marketing new technologies.154 Its state-of-the-art, nationwide 4G LTE wireless network provides the platform to deliver the innovative mobile video services that will be part of the next generation of video content delivery. AT&T also has built its MVPD service from scratch, using an IP-based video platform that relies on VDSL technology over its broadband network.155 AT&T_s combination of broadband and wireless expertise will complement DIRECTV_s video expertise, allowing the combined company to better compete in the evolving video marketplace.

Footnote continued from previous page

HD-Transmission-via-Satellite-Advanced-Transmission-and-Compression-Technology-will-Support-Massive-Expansion-of-Programming/default.aspx.

151 Press Release, DIRECTV, DIRECTV Grants Endless Wishes With the Industry_s Most Advanced HD DVR (Oct. 11, 2012), http://news.directv.com/2012/10/11/directv-genie-launch/. 152 See DIRECTV, GenieGO, http://www.DIRECTV.com/technology/geniego (last visited June

9, 2014).

153 Stankey Decl. ¶ 32; Alan Breznick, DIRECTV Preps for 4K, LightReading (Nov. 13, 2013), http://www.lightreading.com/cable-video/video-services/DIRECTV-preps-for-4k/d/d-id/706586. 154 See AT&T, AT&T Labs: 135 Years of Innovation, http://www.att.com/gen/press-room?pid=22387 (last visited June 9, 2014).

155 Stankey Decl. ¶ 11.

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The combination of the companies_ complementary assets and expertise, along with the efficiencies described above, will drive the combined company to bring enhanced video options to consumers across all screens – TVs, PCs, smartphones, and tablets – and develop the potential of OTT and future innovation in mobile video products and services. AT&T views OTT as an opportunity to enhance the value of its broadband offering – and thus drive greater adoption of broadband bundles. OTT expansion also supports AT&T_s strategic objective to make content portable across multiple devices, thereby increasing demand for mobile broadband as well as U-verse broadband.156 However, AT&T_s lack of scale in video services and the resulting high content costs have hindered its ability to expand its OTT offerings.157 In particular, AT&T has been unable to justify the more risky investments in software, platforms, and service development, or to obtain more attractive terms for new types of digital content rights that are necessary to provide innovative OTT offerings.158 As a national video provider that also has large-scale wireline and wireless broadband delivery platforms, the combined company will be well-positioned to build on DIRECTV_s longstanding relationships with content providers, including its relationships with sports networks. That will allow the combined company to negotiate for the flexible digital rights required to design and structure new OTT programming services for consumers_ varying needs.159 It can offer content providers a coordinated set of platforms through which the

156 Id. ¶ 57.

157 Id. ¶ 58.

158 Id.

159 Id. ¶¶ 9, 23, 59; Katz Decl. ¶ 121.

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providers can follow their potential viewers, wherever they are and whatever device they use.160 The transaction also gives the combined company the freedom and flexibility to evolve with consumer demand, and to develop OTT offerings tailored to consumer desires however they develop.161 And those innovative OTT arrangements will, in turn, allow the combined company to compete more effectively against its cable and other video and broadband competitors.

Furthermore, DIRECTV brings existing production facilities that can be used to produce original content.162 DIRECTV also has an industry-leading engineering team focused on advances designed to give customers increased flexibility to manage their consumption of video programming.163 By leveraging DIRECTV_s technology and expertise, the combined company will enable more integrated access to OTT content in a variety of contexts for both U-verse video and DIRECTV video subscribers.164 With technology leadership from both the DIRECTV engineering team and AT&T Labs, the combined company will be positioned to lead the industry in innovation.

160 Stankey Decl. ¶¶ 9, 23, 59; Katz Decl. ¶ 121 (_[A] content owner may want to license web or mobile distribution rights to only one company, and would prefer to partner with a company that has a large video service subscriber base. Or, a content owner may prefer reaching agreements with a distributor that can support a wide array of consumer devices and multi-screen strategy.

[BEGIN AT&T CONFIDENTIAL INFORMATION]

[END AT&T

CONFIDENTIAL INFORMATION]).

161 Stankey Decl. ¶ 60.

162 Id. ¶ 63; see also Katz Decl. ¶ 120 (_The increased supply of original programming will benefit consumers directly through the availability of new programming and indirectly by increasing competitive pressures on other video providers and content creators._).

163 Stankey Decl. ¶¶ 18, 62.

164 Id. ¶ 62.

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E. AT&T_s Commitments Will Further Benefit Consumers

All of the public interest benefits described above will be driven by efficiencies inherent in the transaction, combined with AT&T_s need to meet the evolving demands of the marketplace. AT&T, however, has also resolved to make specific commitments to ensure that the key public benefits of the transaction are realized.

First, as described above, AT&T will use the cost savings and other synergies from the transaction to expand and enhance high-speed broadband service to 15 million customer locations, mostly in underserved rural areas where AT&T does not today provide high-speed broadband service. The expansion will rely on a combination of technologies, including FTTP and fixed WLL capabilities. This commitment, to be completed within four years after the transaction closes, goes beyond the GigaPower and Project VIP broadband expansion plans AT&T has already announced.

Second, in areas where AT&T currently offers wireline IP broadband service, the combined company will, for three years after closing, continue to offer standalone wireline broadband service at reasonable market-based prices, including a service with speeds of at least 6 Mbps down (where feasible) at a 12-month price no greater than $34.95 per month (provided that the price can be increased by no more than any increase in the Consumer Price Index for All Urban Consumers (CPI-U) for Communications every 12 months starting 12 months following deal close). This commitment will guarantee benefits for those customers who want only a broadband service and may choose to consume video through OTT services like Netflix or Hulu.

Third, the transaction supports standalone video service. With a [BEGIN AT&T

CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL

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INFORMATION] video offering and the competitive nature of video services in general, the combined company will have a strong incentive to offer low-priced and innovative video packages both in- and out-of-region, particularly in areas where AT&T lacks fixed WLL broadband facilities. Consistent with that incentive, the combined company will offer, for three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T_s wireline footprint and customers outside the footprint. Through this commitment, the combined company will ensure that in-region customers who do not want a video/broadband bundle will benefit from this same incentive.

Finally, for three years after closing, AT&T will continue its commitment to the FCC_s Open Internet protections established in 2010,165 regardless of whether the FCC re-establishes such protections for other industry participants in the wake of the D.C. Circuit_s vacatur of the 2010 rules.166

VII. THE TRANSACTION WILL PROMOTE COMPETITION

The proposed transaction combines highly complementary assets. That means both that the competitive interaction between the parties is relatively limited and that the transaction will generate strong pro-competitive benefits.

As explained above, bundled offerings of broadband and video services increasingly have become the focus of consumer demand and competitive energy for cable incumbents, telephone

165 Preserving the Open Internet, Report and Order, 25 FCC Rcd 17905 (2010) (_Open Internet Order_).

166 The transaction also does not alter AT&T_s plans to participate meaningfully in the FCC_s planned spectrum auctions later this year and in 2015. AT&T intends to bid at least $9 billion in connection with the 2015 incentive auction, provided there is sufficient spectrum available in the auction to provide AT&T a viable path to at least a 2x10 MHz nationwide spectrum footprint.

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companies (_telcos_), and BSPs. DIRECTV, however, lacks the broadband infrastructure to offer an integrated bundle of broadband and video services. Its synthetic bundles are _clearly at a substantial disadvantage,_167 and, with increasing frequency, DIRECTV loses customers interested in bundles to other providers.168 Thus, the combination of DIRECTV and AT&T does not diminish competition for bundled services. Instead, it will allow the combined firm to provide an integrated bundle to far more customer locations than AT&T currently serves in its limited U-verse video footprint. This will create strong downward pressure on the prices of the newly created integrated bundles and, in turn, on the prices of bundles and standalone products offered by cable competitors.

Moreover, transaction-specific efficiencies will make it possible for AT&T to expand and enhance wireline and fixed wireless broadband deployments, which will likewise expand competition.

In contrast to the increasing demand for bundles, standalone video service is of decreasing significance and involves different competitive dynamics. Although both AT&T and DIRECTV provide standalone video service, they provide it in different ways and largely in different places. AT&T provides video services through wires that are used principally to deliver a high-speed broadband product, whereas DIRECTV provides video services through satellite spectrum technologies that do not support a high-speed broadband offering. As a result of these distinct structures, AT&T and DIRECTV have different incentives, and that results in differentiated competition. Specifically, AT&T focuses the vast majority of its commercial

167 DIRECTV 16th Video Competition Report Comments at 25. 168 See Guyardo Decl. ¶ 11; see also Section V.B, above.

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energy on broadband and bundles, while DIRECTV focuses its energy on standalone video. Thus, the combination of the two firms will not materially lessen competition for video consumers, including those who currently purchase video on a standalone basis.

To the contrary, post-merger DIRECTV must continue to innovate and compete aggressively to sell its video services. That is because those services will be the combined company_s sole video offering outside the limited geographic area where both companies currently offer video service. Although DIRECTV_s nationwide video service is available to nearly all of America_s households,169 AT&T offers U-verse video service in only certain areas within AT&T_s 22-state wireline footprint and currently reaches approximately 27 million customer locations.170 Everywhere else, AT&T and DIRECTV do not compete, and this lack of geographic overlap further ensures that the combined company will maintain incentives to offer competitive standalone video.

Indeed, the content-acquisition savings and other cost savings and efficiencies described in Section VI.B above will provide the combined company with another strong incentive to compete aggressively for standalone video customers. This transaction will make the video product [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] increasing its value to the combined company both as a standalone offering and as part of a bundle. With a [BEGIN AT&T CONFIDENTIAL

169 DIRECTV 2013 10-K at 3 (DIRECTV _provide[s] local channel coverage to markets covering over 99% of U.S. television households_); Fifteenth Video Competition Report, 28 FCC Rcd at 10,509-10 ¶ 33 and tbl.1 (estimating that at year end 2011, DIRECTV was available to nearly all of the 132.5 million US homes).

170 AT&T 2013 10-K at 3.

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INFORMATION] **[END AT&T CONFIDENTIAL INFORMATION]** video offering, and facing a highly competitive video landscape, the combined company will have a strong incentive to offer low-priced and innovative video packages both in and out out-of-region, particularly in areas where AT&T lacks fixed WLL broadband facilities.[171]

In sum, as Dr. Katz explains in detail, this transaction combines parties whose most important products are complementary to one another.[172] As a consequence, the dominant effect of the merger will be downward pricing pressure, and the transaction overall will not result in competitive harm to consumers.[173] Dr. Katz demonstrates these effects with an econometric analysis predicting substantial downward pressure on the prices of the bundles of AT&T broadband and DIRECTV video that will be enabled by this transaction, and also, importantly, on the competitive bundles and standalone products offered by cable providers. These effects will lead to an overall increase in consumer welfare wholly apart from the additional welfare gains arising from the significant efficiencies generated by the transaction and any quality improvements.[174]

As Ms. Lee explains in her Declaration, after the transaction, the combined company will have increased ability and incentive to promote standalone video not only in its current U-verse footprint but throughout the country. The efficiencies inherent in the transaction will allow the

---

[171] *See* Lee Decl. ¶ 26.

[172] Katz Decl. ¶¶ 3-5, 71.

[173] *Id.* ¶¶ 94-95, 139.

[174] *Id.* ¶¶ 85-90, 92-94.

54

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combined company to offer innovative and competitively-priced video packages.175 Moreover, consistent with its incentive to offer standalone products on competitive terms in response to the competition it will face, the combined company will commit to offer, for three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T_s wireline footprint and customers outside the footprint. This commitment will further address any concerns regarding the transaction_s impact on standalone video consumers. As a result, those consumers seeking bundled services will benefit from intensified competition, while those seeking standalone video will continue to enjoy the options of purchasing that service from the combined firm or from multiple other sources, including OTT providers.

A. Competition for Bundled Broadband and Video Services Will Intensify Due to This Transaction

As described above in Section V.A, bundles of broadband and video have become the predominant choice for those consumers who purchase pay TV subscriptions. This transaction will not reduce competition to provide attractive bundles to consumers. To the contrary, the combined company will be able to meet the increased demand for bundled services in more places and much more effectively than either company could on its own. That will intensify competition to the benefit of consumers. As Dr. Katz explains, even before accounting for the substantial efficiencies, this transaction creates downward price pressure on bundled services by combining the complementary assets of both companies.176

175 Lee Decl. ¶ 26.

176 Katz Decl. ¶¶ 66-67, 71, 73-77, 82-83, 85-95; see also Section VI.A.3, below.

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1. Competition To Supply Bundles Occurs Among Cable Operators, Telcos, and

BSPs

Competition for video/broadband bundles occurs primarily between the competitors offering integrated bundles: cable companies (including overbuilders in some areas) and the telcos. Wherever AT&T offers U-verse bundles, cable companies are its main competition.177 The competition between cable companies and telcos like AT&T to sell service bundles is well-recognized. The Commission itself has noted that _the major cable and telephone MVPDs focus their marketing on bundles_ and has further emphasized the better pricing and value proposition of bundles relative to individual service offerings.178 Indeed, a recent Comcast advertising campaign touts the advantages of its integrated video and broadband bundle over _satellite and slow DSL._179 Another commercial quotes a customer as saying _the reason we left satellite was because they couldn_t offer a really good Internet package._180

The Commission also has recognized that cable operators and wireline MVPDs such as

AT&T are much closer competitors to one another than they are to satellite video providers.181

177 Lee Decl. ¶¶ 22-23.

178 Fifteenth Video Competition Report, 28 FCC Rcd at 10,538 ¶ 93.

179 Xfinity X1 Triple Play - Multiplex - TV Commercial, YouTube, (Apr. 30, 2014), http://www.youtube.com/watch?v=5lYfv1_h-ZM (_Today, you might be missing out with satellite and slow DSL, but tomorrow you could turn your living room into a multiplex [with Comcast Xfinity]._).

180 Drop Satellite and Move to XFINITY – testimonial, YouTube, (Dec. 17, 2013) http://www.youtube.com/watch?v=D4p8yw19iBk.

181 Fifteenth Video Competition Report, 28 FCC Rcd at 10,538-39 ¶ 93 (_The major cable and telephone MVPDs focus their marketing on bundles&.In contrast, the two DBS MVPDs focus their marketing on video services, in part, because the satellite technology they use for delivering video programming limits their ability to provide non-video (i.e., Internet access and telephone) services._); MDU Order, 22 FCC Rcd at 20,244 ¶ 17. (_Notably, our most recent Cable Price Survey Reports show that the presence of a second wire-based MVPD competitor clearly holds prices down more effectively than is the case where DBS is the only alternative._).

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This conclusion reflects, in part, the Commission_s recognition that cable operators and wireline

MVPDs can offer bundles that include broadband as well as video, which satellite video providers cannot:

Data indicate that DBS operators do not constrain the price of cable services to the extent that wireline MVPDs do, thereby implying that incumbent cable operators perceive wireline MVPDs as a more significant competitive threat&. [U]nlike DBS operators, wireline MVPDs can offer combinations of video, voice, and data services similar to those that incumbent cable operators offer to customers (the _triple play_), thus posing a greater competitive threat than DBS to cable operators.182

AT&T_s day-to-day business conduct reflects the fact that telcos and cable are much closer competitors than telcos and satellite providers, and that bundles are critical to that competition. The company_s strategic planning and competitive positioning are focused overwhelmingly on the bundled offerings of its cable competitors.183 By contrast, AT&T views DIRECTV_s satellite video service as a complement to its broadband product and makes it available to help drive broadband penetration.184 As discussed above, the parties partner to sell synthetic bundles of AT&T broadband and DIRECTV video. That relationship not only underscores the importance of offering bundles but also the parties_ competitive focus on cable and the lack of rivalry between them.

AT&T_s focus on bundles and the close competition with cable is borne out by the data.

AT&T_s subscriber growth has occurred largely at the expense of cable providers. In particular,

where U-verse video is available, since 2011, AT&T_s subscriber share has risen, cable

182 2010 Program Access Order, 25 FCC Rcd at 765 ¶ 29 (2010).

183 Lee Decl. ¶¶ 12, 16, 25.

184 Id. ¶¶ 40-41.

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providers_ shares have fallen, and satellite video providers_ shares have remained relatively constant.185 AT&T and cable operators are each others_ primary competitors for bundle customers. When AT&T_s bundle customers switch to another provider, they largely choose cable and not satellite.186 In addition to bundle competition between cable providers and telcos, BSPs provide another wireline competitive option in many geographic areas.187 In an increasing number of areas where AT&T sells U-verse video service, BSPs compete to provide bundles of high-speed broadband and video.188 Google Fiber is the most ambitious and potentially disruptive BSP.189 Google Fiber is building a pure FTTP network that will offer broadband service at download speeds of 1 Gbps, roughly 100 times faster than today_s average broadband speeds.190 Also known as gigabit Internet, Google Fiber_s ultra-high-speed broadband is available either as a standalone product or bundled with Google Fiber TV, a multichannel video programming package.191 Google Fiber has launched service in the Kansas City metropolitan area,192 with Provo and Austin to follow by the end of 2014.193

185 Id. ¶ 30.

186 Id.

187 See id. ¶¶ 31-33, 38.

188 See id. ¶¶ 31, 38 n.12.

189 See id. ¶¶ 31-33.

190 See Google Fiber, A Different Kind of Internet and TV, https://fiber.google.com/about/ (last visited June 9, 2014). Cox Communications has also just announced a commitment to invest _hundreds of millions of dollars_ on a rollout of a gigabit broadband offering to residential customers. Shalini Ramachandran Cox Joins Push for Ultrafast Broadband, Wall St. J. (May 22, 2014).

191 Google Fiber, Gigabit + TV Plan, https://fiber.google.com/cities/kansascity/channels/ (last visited June 9, 2014).

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Google Fiber_s entry into the Kansas City area in 2013 led to an approximately [BEGIN

AT&T HIGHLY CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION] percent loss of U-verse subscribers in Google_s

_fiberhoods._194 And Google_s early performance in Kansas City has led experts to predict that

Google Fiber will capture the business of at least half of covered households in three to four years.195 Google also has announced expansion plans targeting up to 34 additional cities in nine metropolitan areas: Raleigh-Durham, Charlotte, Nashville, Atlanta, San Antonio, Phoenix, Salt Lake City, San Jose, and Portland, OR.196 Over half of those areas are in AT&T_s U-verse region.

The potential of gigabit Internet has provoked competitive responses from AT&T and other MVPDs. In Austin, four MVPDs now provide broadband Internet speeds of at least 300

Footnote continued from previous page

192 Scott Canon, Within Its Fiberhoods, Google Rules the Roost, Survey Finds, Kan. City Star (May 6, 2014), http://www.kansascity.com/2014/05/06/5006147/survey-google-fiber-selling-well.html; Scott Canon, Google Fiber Begins Sign-ups for More Parts of the KC Area, Kan. City Star (Mar. 10, 2014), http://www.kansascity.com/2014/03/11/4880343/google-fiber-begins-sign-ups-for.html.

193 Google Fiber, Google Fiber Is Looking to Come to Austin, TX, https://fiber.google.com/cities/austin/ (last visited June 9, 2014); Google Fiber, Hello, Provo, https://fiber.google.com/cities/provo/#header=check (last visited June 9, 2014); Jeff Baumgartner, Google Fiber Sets More Service Sign-up Deadlines in Provo, Multichannel News (Mar. 25, 2014), http://www.multichannel.com/news/distribution/google-fiber-sets-more-service-sign-deadlines-provo/338105.

194 Lee Decl. ¶ 34.

195 Scott Canon, Within Its Fiberhoods, Google Rules the Roost, Survey Finds, The Kansas City Star (May 6, 2014), http://www.kansascity.com/2014/05/06/5006147/survey-google-fiber-selling-well.html.

196 Milo Medin, Exploring New Cities for Google Fiber, Google Fiber Blog (Feb. 19, 2014), http://googlefiberblog.blogspot.com/2014/02/exploring-new-cities-for-google-fiber.html.

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Mbps,197 and [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

INFORMATION]

Although Google Fiber has attracted the most attention recently, it is by no means the only significant additional competitor in U-verse areas. A number of other BSPs and telcos compete to provide bundles within the U-verse footprint.200 For example, WideOpenWest

(_WOW!_) has roughly 694,000 video customers and competes in 19 U.S. local areas,201 including at least 9 Designated Market Areas (_DMAs_) where U-verse offers service.202 Texas-based Grande Communications has roughly 140,000 subscribers in seven metropolitan areas and offers service in at least 5 DMAs where U-verse offers service, including Austin, Dallas, Waco,

197 Stacey Higginbotham, Time Warner Cable Starts Offering 300 Mbps in Austin in June, Gigaom (May 21, 2014), https://gigaom.com/2014/05/21/time-warner-cable-starts-offering-300-mbps-in-austin-in-june/; Brandon Watson, It_s Official: Google Fiber Is Coming to Austin, The Austin Chronicle (Apr. 12, 2013), http://www.austinchronicle.com/news/2013-04-12/its-official-google-fiber-is-coming-to-austin/; Press Release, AT&T, AT&T U-verse with GigaPower to Reach Twice as Many Austin Households in 2014 Expansion (Jan. 22, 2014), http://www.prnewswire.com/news-releases/att-u-verse-with-gigapower-to-reach-twice-as-many-austin-households-in-2014-expansion-241466431.html; Press Release, Grande Communications, Grande Communications First to Launch Austin_s Most Affordable 1Gigabit Internet Service (Feb. 10, 2014), http://mygrande.com/press_news/press_release.php?pid=544.

198 Lee Decl. ¶ 37.

199 Id. ¶ 36.

200 Id. ¶ 38 n.12.

201 WideOpenWest Finance, LLC, Annual Report (Form 10-K) at 44 (Mar. 17, 2014).

202 Id. at 1.

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and San Antonio. 203 In March 2014, Grande announced plans to provide gigabit broadband

service in an effort to compete with Google, Time Warner Cable, and AT&T. 204

Other providers

include Consolidated Communications, with 111,000 video customers in 6 states (5 in which U-

verse offers service),205 and RCN, which operates in 6 metropolitan areas and has a presence in 2

DMAs where U-verse offers service.206

In addition to these wireline providers, wireless carriers, including Verizon, Sprint, and

T-Mobile, are moving to use the capacity and bandwidth available on their nationwide LTE networks to provide video delivery as part of, or bundled with, a mobile broadband service.207 Moreover, DISH has assembled a nationwide wireless spectrum position as part of a planned effort to roll out a nationwide wireless broadband network.208 DISH is also partnering with

203 About Grande, Grande Communications, http://mygrande.com/about/ (last visited June 9, 2014).

204 Press Release, Grande Communications, Grande Communications to Provide Gigabit Fiber Service in Texas (May 14, 2014), http://mygrande.com/press_news/press_release.php?pid=554. 205 Consolidated Communications, Annual Report (Form 10-K) at 36 (Mar. 5, 2014).

206 RCN, Where We Service, http://www.rcn.com/about-rcn/where-we-service (last visited June

9, 2014). CenturyLink serves approximately 5.6 million broadband customers in 37 states (22 in which U-verse offers service). CenturyLink, Annual Report (Form 10-K) at 3 (Feb. 27, 2014). Frontier Communications serves 385,400 video subscribers in 27 states, offering satellite video services through bundles with DISH and fiber optic -based video services in three states. Of the 27 states where Frontier operates, AT&T offers U-verse service in 16. Frontier Communications, Annual Report (Form 10-K) at 7 (Feb. 27, 2014). In December 2013, Frontier contracted to acquire AT&T_s wireline assets in Connecticut, including its U-verse business, to add roughly 180,000 video subscribers to its portfolio. Id. at 3.

207 Brian X. Chen, Verizon Wireless Prepares Network for TV Broadcasting, N.Y. Times Bits Blog (Jan. 31, 2014), bits.blogs.nytimes.com/2014/01/31/verizon-lte-multicast/?_php=true&_type=blogs&_r=0; Press Release, Sprint, Sprint and DISH to Trial Fixed Wireless Broadband Service (Dec. 17, 2013), http://newsroom.sprint.com/news-releases/sprint-and-dish-to-trial-fixed-wireless-broadband-service.htm.

208 Trefis Team, Dish Network Sweeps H-Block Spectrum Auction For $1.56 Billion, Forbes (Mar. 5, 2014); see also Anton Troianovski, Shalini Ramachandran, & Sarah Portlock, Dish Network Wins a $9 Billion Spectrum Prize, Wall St. J. (Dec. 12, 2012).

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Sprint to develop and deploy a fixed wireless broadband product in Corpus Christi, Texas starting in mid-2014, with plans to expand to other regions.209 As these wireless broadband services expand in breadth and capacity, they will offer additional alternatives for those consumers seeking a bundle of broadband and video service, as well as another source of high-speed broadband for those who consume video online. In fact, many video programmers and MVPDs already offer OTT video content via applications on mobile broadband devices to millions of consumers.210

2. DIRECTV Cannot Successfully Compete for Bundle Customers Because It

Lacks Broadband Facilities

As discussed above in Section V.B above, DIRECTV struggles to meet the accelerating customer demand for bundled services.211 Accordingly, the combination with AT&T will not reduce competition for those consumers.

Specifically, the DIRECTV synthetic bundle is severely disadvantaged both in terms of speed and price, in comparison to the integrated bundles offered by cable operators, AT&T, and

209 Press Release, Sprint Corp. and DISH Network Corp., Sprint and DISH to Trial Fixed Wireless Broadband Service (Dec. 17, 2013), http://newsroom.sprint.com/news-releases/sprint-and-dish-to-trial-fixed-wireless-broadband-service.htm.

210 See, e.g., DISH Network, Dish Anywhere, http://www.dish.com/technology/dish-anywhere/ (last visited June 9, 2014); DIRECTV, DIRECTV Mobile Apps, http://www.directv.com/technology/mobile_apps (last visited June 9, 2014); Comcast, XFINITY, http://www.xfinitytv.comcast.net/apps (last visited June 9, 2014); ABC, ABC Apps, http://abc.go.com/shows/abc-apps (last visited June 9, 2014); CBS, CBS Mobile, http://www.cbs.com/mobile/ (last visited June 4, 2014).

211 Doyle Decl. ¶¶ 5-6, 14, 24-25; Guyardo Decl. ¶¶ 7, 16, 20-21. As noted above in n.77, DISH has also recognized this challenge and is attempting to address it through a variety of initiatives that would enable the company to provide integrated bundles of broadband and video in the future.

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Verizon.212 It also provides an inferior customer experience, such as requiring two separate installation visits.213 Indeed, as noted previously, a new TV advertising campaign from Comcast specifically targets the satellite companies_ sub-par Internet offerings.214 The marketplace performance of DIRECTV_s synthetic bundles reflects these shortcomings. When customers leave DIRECTV, the lack of an integrated bundle is often a key reason they give. As of the first quarter of 2014, roughly [BEGIN DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] percent of customers leaving DIRECTV for a competitor reported that they were going to bundle video and broadband with their new provider.215 In the vast majority of cases, when AT&T wins customers from DIRECTV, it is for a bundle product.216

3. This Transaction Will Increase the Competition for Consumers Who Purchase Bundled Video and Broadband

Although DIRECTV increasingly struggles on its own to offer consumers a compelling bundle, the transaction will allow the merged entity to provide an integrated bundle that will compete more effectively with existing bundled options. By combining DIRECTV video and AT&T_s wireline broadband under one corporate roof, the transaction will enhance the strength

212 Guyardo Decl. ¶¶ 21-23, 27-29.

213 See Section V.B, n.73, above; see also Guyardo Decl. ¶¶ 31-34.

214 Section VII.A.1, above.

215 Guyardo Decl. ¶ 11.

216 Lee Decl. ¶ 30.

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and scope of the combined company_s bundles and increase video/broadband competition within AT&T_s existing footprint.217 As explained more fully by Dr. Katz, within the areas where AT&T does not provide video service, AT&T and DIRECTV are not horizontal rivals.218 In these areas, the transaction is thus purely a combination of complementary products, which creates downward pressure on prices, even before taking efficiencies into account.219 This, in turn, will lead to a competitive response by rival providers of bundled services.220 All of that will benefit consumers.

Where AT&T does provide video, Dr. Katz_s conclusion remains the same: the transaction will have a positive effect on bundled competition.221 The synthetic AT&T broadband/DIRECTV video bundle may be considered by some consumers to be a substitute for the integrated AT&T video/broadband bundle offered within the AT&T video footprint. That, in turn, could create some amount of upward pricing pressure for bundles in those limited areas.222 However, because the synthetic bundle is not an effective substitute for an integrated bundle, it does not effectively constrain the price of integrated bundles and any upward pricing pressure would be limited.223 As Dr. Katz explains, the creation of a new integrated bundle has the effect

217 Katz Decl. ¶¶ 71, 73-77, 82-83, 85-92; Sections VII.B-C, below. 218 Katz Decl. ¶ 73.

219 Id. ¶¶ 71, 73, 77, 85-92, 94-95. 220 Id. ¶¶ 3-4, 89, 91-93.

221 Id. ¶¶ 82-83, 85-92. 222 Id. ¶¶ 82.

223 Id. ¶¶ 33-36, 82; Guyardo Decl. ¶¶ 7, 18-21.

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of generating downward pricing pressure on the prices of those newly-created bundles.224 This is because it combines, in part, complementary products.225 Dr. Katz has performed an econometric analysis and associated merger simulation and concludes that this downward pricing pressure also stimulates a reduction in the prices of standalone broadband, standalone video, and bundles of video and broadband offered by cable operators. He further concludes that these positive effects more than offset any upward pressure on the merging firms_ standalone products and U-verse bundles. That leads to an increase in overall consumer welfare even before the significant merger-specific synergies derived from combining AT&T and DIRECTV are taken into account.226 Other factors also ensure that the transaction will enhance competition for bundles. As Dr. Katz explains, the price of the existing AT&T/DIRECTV synthetic bundle is higher than it would be if offered by a single firm for multiple reasons. As discussed previously, the marketing and customer service aspects of the parties_ joint agreement to provide synthetic bundles are inefficient, and attempts to solve this problem contractually through modifications to the joint marketing arrangement have not been successful.227 Indeed, certain problems with such arrangements are not susceptible to resolution as long as the companies remain separate.228 For

224 Katz Decl. ¶ 82.

225 Id.

226 Id. ¶¶ 82-95.

227 Id. ¶¶ 74-76; Guyardo Decl. ¶¶ 36-38; Lee Decl. ¶ 59. The parties have taken some steps to decrease the customer service issues created by the arrangement and to improve the incentives for each side to promote and sell the service, but these have been of limited success. Guyardo Decl. ¶¶ 36, 38.

228 [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

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example, inefficiency is inevitable in part because of the well-recognized phenomenon of _double marginalization,_ i.e., the circumstance in which two firms with complementary products each add a mark-up to the final price of the combined product. These dual mark-ups result in a higher price and lower output than would result if both products were owned by a single firm.229 The AT&T/DIRECTV synthetic bundle is an example of this phenomenon: the discount for the synthetic bundle is smaller than the discount for the AT&T integrated bundle, and thus the price for the synthetic bundle is higher.

The synthetic bundle also suffers more broadly from its susceptibility to the overarching _double moral hazard_ problem, whereby neither company takes into account the profits that flow to the other company when setting prices and making investments or other strategic decisions. Because those profits are not considered as part of the overall decision-making process, investment and output are decreased below the optimal level.230 Thus, for example, each partner will invest less in service or quality than would the merged entity.231 Together, the two companies can avoid the inefficiencies inherent in having a bundle comprised of products from two separate companies.232 By creating a more efficient bundle, the merger will generate incentive for the parties to lower the price and expand the output of these

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[END AT&T HIGHLY

CONFIDENTIAL INFORMATION] Lee Decl. ¶ 59; Guyardo Decl. ¶ 37. Even if the parties were able to reach such an agreement, it would not fully avoid the difficulties inherent in a synthetic bundle. See Katz Decl. ¶¶ 68-69, 100-03.

229 Katz Decl. ¶¶ 67-68; see also Guyardo Decl. ¶ 27. 230 Katz Decl. ¶¶ 4, 69.

231 Id. ¶¶ 4, 97-99. 232 Id. ¶¶ 99-100.

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AT&T/DIRECTV bundles.233 As Dr. Katz explains, since _the merger will internalize complementarities and eliminate concerns regarding the parties _free-riding_ on each other_s efforts, the merged company can be expected to offer more competitive bundles than those they offer through their existing joint marketing arrangement._234 Similarly, the merger will generate incentives to create new bundles, which will also be sold at a discount compared to the price of the parties_ standalone products.235

Additionally, as discussed in detail above, this transaction will provide the combined firm with greater scale, which will lead to lower content costs and other efficiencies.236 These efficiencies by themselves provide a counterweight to any potential upward pricing pressure and will benefit all consumers in the areas where AT&T offers bundled services. AT&T plans to capitalize on those efficiency gains and cost savings by enhancing its video offerings and improving and expanding its broadband infrastructure, in particular its FTTP and fixed WLL broadband networks.237 As discussed above in Section VI.C, this deployment will provide expanded and enhanced broadband service to approximately 15 million customer locations in primarily rural areas, including some for which terrestrial broadband service is not currently

233 Id. ¶ 82 (_By solving the double marginalization problem, the proposed merger will create downward pressure on the price of the AT&T/DIRECTV bundle._); id. ¶ 77 (_[T]he likely result of the merger_and the associated ability to overcome the limitations of the JMA_would be to lower the quality-adjusted price and expand the output of the AT&T/DIRECTV bundle._); see also id. ¶¶ 4, 71.

234 Id. ¶ 99.

235 See id. ¶ 76 (_[T]he merger can be expected to result in the creation of additional bundles comprising AT&T mobile wireless services and DIRECTV_s video services, sold at prices less than the sum of the standalone product prices._); see also id. ¶¶ 4, 98.

236 Section V.B, above.

237 Stankey Decl. ¶¶ 3, 6-8.

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available at all.238 Those consumers will gain access to an integrated and improved

AT&T/DIRECTV bundle. The transaction will also allow the combined company to offer a mobile broadband/satellite video bundle throughout the country, adding another important competitive option for consumers. As described by Dr. Katz, these efficiencies, which will result in the expansion and improvement of AT&T_s broadband product and its broadband/video bundle, will further pressure rivals to improve the value proposition they offer to consumers.239

B. The Standalone Video Consumers in the Limited Areas of Overlap Between AT&T and DIRECTV Will Retain Sufficient Competitive Options

1. The Transaction Will Not Eliminate Any Competitive Option, or Have Any Substantial Impact, for Most Standalone Video Consumers

The transaction will not substantially lessen competition to provide standalone video services to the declining number of consumers who continue to favor that option. In most of the country, AT&T U-verse video service is not available. Even within the AT&T footprint, there are many areas where AT&T does not offer its U-verse video product. In all those areas, there is no horizontal competition between AT&T and DIRECTV, and no significant incentive to raise standalone prices.240 Most important, as Dr. Katz explains, once the significant efficiencies generated by the transaction – including reduced content costs – are taken into account, the transaction will provide substantial benefits to these consumers.241

238 See also id. ¶¶ 3, 8, 39, 55.

239 Katz Decl. ¶¶ 3, 79 & nn.160-61, 88.

240 As Dr. Katz notes, any incentive the merged firm may have in theory to increase standalone video prices to drive consumers to its bundle offering would be limited and mitigated by several countervailing factors that instead create downward pricing pressure. Id. ¶¶ 78-79, 95.

241 Id. ¶¶ 5, 95, 109-110; see also Lee Decl. ¶ 26 (discussing post-transaction economic incentives to promote standalone video product).

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In addition, the positive competitive effect that this transaction generates for bundles has a spillover effect for certain consumers of standalone video service. A substantial number of standalone DIRECTV subscribers purchase broadband service from another MVPD. These are consumers who have already shown that they value both DIRECTV video service and broadband service. These customers, however, have never had the opportunity to purchase an integrated bundle that includes DIRECTV video services. They will benefit from the addition of a better bundle in the marketplace that includes their preferred video service. Thus, for these customers, any hypothetical negative effect from the transaction in the standalone video segment would be outweighed by the clear pro-competitive benefit from the addition of an integrated AT&T/DIRECTV bundle.242 Dr. Katz notes also that the decreased price for bundles may induce rivals to reduce their standalone prices, which would also benefit standalone buyers.243

2. AT&T Is Not a Significant Player in Standalone Video

For the minority of consumers who today have the option of choosing between AT&T standalone video and DIRECTV, any loss of competition will be insubstantial and offset by the competitive benefits of the transaction.244 While DIRECTV focuses on standalone video, AT&T is a broadband and voice communications company and focuses its U-verse video marketing efforts almost exclusively on bundles rather than on standalone video.245 Instead, AT&T encourages standalone video subscribers to purchase bundles that include broadband, voice, and

242 Katz Decl. ¶ 79.

243 Id. ¶¶ 3, 79 & nn.160-61, 88. 244 Id. ¶¶ 4, 80, 88, 94-95.

245 Lee Decl. ¶ 11; see also Fifteenth Video Competition Report ¶ 93.

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even wireless services from AT&T.246 In fact, AT&T is so focused on its broadband product that it is willing to sell the AT&T broadband/DIRECTV video bundle to help increase broadband sales, even within the U-verse video footprint.247 Not surprisingly, customers buying standalone video seldom choose AT&T, as evidenced by the previously noted overwhelming majority – more than 97 percent – of AT&T_s video customers who also purchase broadband or other services from the company.248 Consumers purchasing standalone video choose AT&T far less often than, for example, DIRECTV or DISH. This differentiation is not an arbitrary choice but rather flows fundamentally from the different kinds of assets that each company owns. AT&T provides U-verse video through a network leading to a wire to the home, and, by its nature, this network is capable of providing an integrated bundle offering. DIRECTV assets, in contrast, are designed to provide video services only.

Thus, as Dr. Katz finds, _[e]vidence indicates that AT&T and DIRECTV compete less with each other than their video subscriber shares within AT&T_s video footprint might suggest._249 Most important, as noted, AT&T focuses on selling broadband through bundles with video, while DIRECTV focuses on selling its video product.250 Moreover, there are significant differences in the products – satellite-delivered video requires the installation of a

246 Lee Decl. ¶ 16.

247 Id. ¶ 41 (_Both inside and outside our U-verse IPTV footprint, AT&T_s overriding strategic goal is to increase broadband sales by offering a bundle that includes broadband and video. That remains our goal even if it means the video component is not an AT&T product._).

248 Id. ¶ 12.

249 Katz Decl. ¶ 81.

250 Lee Decl. ¶¶ 7, 12; Guyardo Decl. ¶ 5.

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dish, performs less well in urban areas, and is less attractive to a growing number of consumers because it does not permit a range of interactive services, including video on demand, without a broadband connection.251 The competitive behavior of both AT&T and DIRECTV reflects this differentiation. AT&T focuses its promotional and marketing efforts on bundled services and competitors;

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] because DIRECTV does not offer an integrated broadband/video bundle.252 In turn, DIRECTV primarily focuses its promotional efforts on standalone video, rather than bundles, and wins most of its customers from cable.253 The fact that AT&T is not a significant competitor for standalone video consumers and that it does not currently provide significant competition against DIRECTV means that its combination with DIRECTV will do little to change the market dynamics in this segment. There will thus be little competitive impact from the combination. As Dr. Katz confirms, the relative insignificance of AT&T_s standalone video business ensures that any hypothetical upward pricing pressure generated by the loss of this limited horizontal competition will be outweighed by the downward pressure on the prices of bundles from the combined firm and the bundles and

251 Katz Decl. ¶ 81.

252 Lee Decl. ¶ 39. In any case, virtually all AT&T video promotions are for bundled services, not standalone video. Id. ¶ 16.

253 See Guyardo Decl. ¶¶ 3, 43-45.

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standalone products offered by cable operators, as well as by the effects of the substantial projected savings in content costs.254

3. Consumers Will Continue To Have Numerous and Expanding Competitive Standalone Video Service Options in the U-verse Video Region

After the merger, consumers will continue to have significant competitive video alternatives wherever AT&T/DIRECTV video is available. As an initial matter, both AT&T and DIRECTV video services will remain available on a standalone basis, so the merger will not eliminate any existing options. Beyond that, the incumbent cable operator, DISH, and, in some instances, a BSP or other wireline provider will also offer competing video services. Moreover, a rapidly expanding variety of OTT services supply popular video content online. This content is available to all broadband customers and millions of them are already substituting OTT for pay TV video.255 a. Cable Operators Throughout the country, cable operators typically are the largest and most formidable providers of video service. The incumbent cable operator has the largest subscriber share for video in the vast majority of DMAs in which U-verse video is present.256 Cable operators are routinely U-verse video_s strongest and closest competitors.257

254 Katz Decl. ¶¶ 5, 79, 80-81, 88, 95.

255 See discussion above, Section V.A.

256 Lee Decl. ¶ 23; see also Fifteenth Annual MVPD Competition Report, 10496 FCC Rcd at

10555 ¶ 129 (_[C]able MVPDs accounted for 55.7 percent of MVPD subscribers at the end of June 2012._).

257 Lee Decl. ¶ 23. In 2012 and 2013, cable operators accounted for [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] Id. ¶ 30.

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Cable operators are ideally positioned to take advantage of any demand for standalone video that the combined entity fails to satisfy. They have strong incentives to do so, including as a means to establish customer relationships that eventually can be used to _up-sell_ broadband/video bundles. b. DISH Network DISH offers satellite video service in every local market in which both AT&T and DIRECTV have offerings. More broadly, DISH, with 14.1 million pay TV subscribers nationwide,258 competes aggressively for standalone video subscribers all across the country. Indeed, DISH is in many ways DIRECTV_s closest competitor.259 It has a product that is very similar to that offered by DIRECTV, and it is strongest in rural areas and other regions with limited wireline offerings.260 If the combined entity were to take steps to make its standalone video offering less attractive relative to bundled offerings, it would risk driving consumers to switch to DISH. c. BSPs and Other Wireline Competitors As discussed above in Section VII.A.1, a growing number of BSPs and other wireline competitors provide competitive bundles of video and high-speed broadband.261 Many of these

258 Press Release, DISH, DISH Network Reports First Quarter 2014 Financial Results, (May 8, 2014), http://dish.client.shareholder.com/releasedetail.cfm?ReleaseID=846394.

259 Fifteenth Video Competition Report, 28 FCC Rcd at 10,538-39 ¶ 93 (_The major cable and telephone MVPDs focus their marketing on bundles&. In contrast, the two DBS MVPDs focus their marketing on video services, in part, because the satellite technology they use for delivering video programming limits their ability to provide non-video (i.e., Internet access and telephone) services._).

260 Guyardo Decl. ¶ 4. 261 Lee Decl. ¶¶ 32, 38.

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providers offer standalone video packages that are available in portions of the U-verse area.262 It is clear that these providers are already a valuable competitive option, including for those customers seeking standalone service.

d. OTT

(i) OTT Options Have Become an Established and Expanding Competitive Alternative to Traditional Facilities-Based Pay TV Services

As described above in Section V.A, consumers seeking video entertainment are increasingly using their broadband connections to access OTT content. From the consumer standpoint, OTT video is low-cost, ubiquitous, and flexible; it is thus a highly popular substitute for, as well as a complement to, traditional standalone pay TV services.

The Commission repeatedly has noted the potential of OTT video to transform the way consumers obtain video content.263 Even three years ago, the Commission had already

262 See Grande Communications, Cable TV in San Antonio, http://mygrande.com/san-antonio/cable-tv-service/; id., Cable TV in Dallas, http://mygrande.com/dallas/cable-tv-service/; id., Cable TV in Midland, http://mygrande.com/midland-odessa/cable-tv-service/; id., Cable TV in Waco, http://mygrande.com/waco/cable-tv-service/; id., Cable TV in Austin, http://mygrande.com/austin/cable-tv-service/; id., Cable TV in Corpus Christi, http://mygrande.com/corpus-christi/cable-tv-service/; Consolidated Communications, Advanced Digital TV, http://www.surewest.com/DigitalTV/; RCN, Digital Cable TV in New York City, http://www.rcn.com/new-york/digital-cable-tv/services-and-pricing; RCN, Digital Cable TV in Chicago, http://www.rcn.com/chicago/digital-cable-tv/services-and-pricing; WOW!, Locations, http://www.wowway.com/home-map.

263 Open Internet Order, 25 FCC Rcd at 17,914 ¶ 17 (_Online viewing of video programming content is growing rapidly._); Inquiry Concerning the Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, as Amended by the Broadband Data Improvement Act, Ninth Broadband Progress Notice of Inquiry, 27 FCC Rcd 10,523, 10,527 ¶ 9 (2012) (_[T]here is evidence that consumers are accessing and generating video content over broadband to a greater degree than in previous years, and are increasingly using their broadband connections to view high-quality video and use advanced video applications._); Fifteenth Video Competition Report,

28 FCC Rcd at 10,500 ¶ 9 (_While the OVD industry is still evolving, a few trends emerged

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recognized OTT video as a potential substitute for MVPD service and providers of online video as potential competitors to traditional MVPDs:

[T]he amount of video content available on the Internet continues to increase significantly each year, and consumers are increasingly turning to the Internet to view video programming. As discussed below, we conclude that regardless of whether online video is a complement or substitute to MVPD service today, it is potentially a substitute product. When identifying market participants, therefore, we will include online video distributors as potential competitors into MVPD services markets.264

Since then, OTT video service distribution has grown exponentially and has dramatically expanded the viewing options available to the public.265 The widespread expectation that OTT will continue to grow in competitive significance is being borne out in the market on a daily basis.266

Indeed, OTT content is rapidly becoming an alternative to standalone video services. As discussed above, millions of Americans now view video content via OTT services. This trend is

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during the period covered by this Report. OVDs continue to expand the amount of video content available to consumers through original programming and new licensing agreements with traditional content creators. A few MVPDs now offer OVD services to non-subscribers. Some OVDs have invested in their own servers, content delivery networks, and other infrastructure to facilitate the delivery of video programming. Several technology companies, notably Amazon, Apple, Google, and Microsoft, are delivering end-to-end solutions of Internet infrastructure, software, devices, and video programming._); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Notice of Inquiry, MB Dkt. No. 14-16 at ¶ 3 (rel. Jan. 31, 2014) (_More recently, most consumers have additional alternatives for delivered video programming from online video distributors_ offerings of video content over the Internet._).

264 Comcast/NBCU Order, 26 FCC Rcd at 4256 ¶ 41 (2011).

265 See Section V.A, above.

266 See id.

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most pronounced among younger viewers, and experts predict that adoption of OTT video will continue to increase.267 The impact of OTT is already being felt by MVPDs. In particular, DIRECTV has estimated that, if it cannot respond adequately to OTT, it could [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] subscribers over the next five years, as current subscribers become cord-cutters and future subscribers never sign up, instead remaining cord-nevers.268

(ii) Traditional MVPDs Are Responding to the Competitive Pressure from OTT By Embracing It

Traditional broadband and pay TV providers have recognized the surging growth of OTT video. They are responding to that growth by meeting increased consumer demand for flexible, on-demand, and ubiquitous video services. In an effort to compete for these customers, DIRECTV is exploring several related strategies including: [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY

267 See id.

268 Guyardo Decl. ¶ 14.

269 Id. ¶ 15.

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CONFIDENTIAL INFORMATION] DIRECTV recently engaged the Walt Disney Company in talks to license its broadcast and cable channels as part of its streaming product.270

DIRECTV also offers a low-cost _Select Package_ that includes basic cable channels such as TNT, TBS, and USA.271 The Select Package is positioned to appeal to price-conscious consumers who might otherwise cut the cord entirely and rely on OTT.272 AT&T is also taking steps to improve its OTT offerings, having just entered into an arrangement with The Chernin Group to develop OTT programming.273 As described above, this transaction will position the combined company to obtain more flexible digital rights and to design, structure, and deliver innovative OTT programming services that best meet consumers_ evolving needs.274

Other MVPDs are also responding to the increasing significance of OTT video. For example, Verizon recently acquired Intel_s OnCue interactive video technology and plans to launch a new OTT service integrated with its FiOS video service.275 In response to the Netflix and Amazon Prime Instant Video streaming interfaces, Comcast rolled out its Streampix

270 Ronald Grover & Liana B. Baker, Exclusive: DIRECTV in Talks with Disney on Deal for Internet Rights, Reuters (Mar. 6, 2014), http://www.reuters.com/article/2014/03/06/us-directv-disney-idUSBREA242GU20140306.

271 DIRECTV, English Packages, http://www.DIRECTV.com/DTVAPP/new_customer/base_packages.jsp?ACM=false& (last visited June 9, 2014).

272 Doyle Decl. ¶ 23.

273 Press Release, AT&T, The Chernin Group and AT&T Create New Venture to Acquire, Invest In and Launch Online Video Businesses (April 22, 2014), http://about.att.com/story/the_chernin_group_and_att_create_new_venture_to_acquire_invest_in _and_launch_online_video_businesses.html.

274 See, Section VI.D, above; Stankey Decl. ¶¶ 9, 23, 59-63.

275 Steve Donohue, Verizon: Intel OnCue Acquisition Will Power New OTT Video Service, Next-gen FiOS TV Product, FierceCable (Jan. 21, 2014), http://www.fiercecable.com/story/verizon-intel-oncue-acquisition-will-power-new-ott-video-service-next-gen-f/2014-01-21.

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streaming video service in 2012,276 as well as its X1 and X2 online content platforms in 2013.277 More recently, Comcast completed its acquisition of online advertising firm Freewheel, which accelerates its ability to offer OTT video advertising solutions.278 Time Warner Cable, in a partnership with Fanhattan, will sell the Fan TV Internet set-top box. That device offers Time Warner Cable linear TV and on-demand video, as well as streaming service from Time Warner

Cable apps and select streaming vendors.279

In addition, DISH and the Walt Disney Company recently reached a programming agreement giving DISH the right to stream linear and on-demand content to smartphones, tablets,

and PCs.280 Beginning at the end of June, DISH also will provide linear TV channels to OTT subscribers.281

276 Christina Warren, The Content Battle Heats Up: Comcast Launches Netflix Competitor, Mashable (Feb. 21, 2012), http://mashable.com/2012/02/21/comcast-streampix/.

277 Jeff Baumgartner, Comcast Nears Launch of Cloud-Powered X1 TV Streaming App, Multichannel News (Jan. 10, 2014), http://multichannel.com/news/content/comcast-nears-launch-cloud-powered-x1-tv-streaming-app/356522; Jeff Baumgartner, Comcast _X2_ Rollout is Underway, Multichannel News (Jan. 5, 2014), http://multichannel.com/news/technology/comcast-x2-rollout-underway/256248; Mike Stein, Comcast_s New _X1_ Service, Pondering TV, (Jan. 18, 2013), http://www.ponderingtv.com/2013/01/comcasts-new-x1-service.html (Comcast_s X1 and X2 platforms provide homebound and mobile OTT content to the company_s customers.).

278 Todd Spangler, Comcast Confirms Acquisition of FreeWheel, Eyeing Growth in Online Video Ads, Variety (Mar. 6, 2014), http://variety.com/2014/biz/news/comcast-confirms-acquisition-of-freewheel-eyeing-growth-in-online-video-ads-1201126803/.

279 Richard Lawler, Time Warner Cable Will Sell a $99 Fan TV Box That Streams Cable TV and Internet Video, Engadget (Apr. 22, 2014), http://www.engadget.com/2014/04/22/time-warner-cable-fan-tv/.

280 Press Release, DISH, The Walt Disney Company and DISH Network Sign Groundbreaking Long-Term, Wide-Ranging Agreement (Mar. 3, 2014), http://about.dish.com/press-release/financial/walt-disney-company-and-dish-network-sign-groundbreaking-long-term-wide-rang.

281 Samantha Bookman, Virtual MVPD Race Heats Up as Dish Network, TWC Dive Into OTT Streaming, Fierce Online Video (Apr. 23, 2014),

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Thus, consumer demand and MVPD responses to that demand are expanding OTT_s competitive significance. Rather than attempting to discriminate against OTT video, traditional MVPDs are investing in their own OTT offerings and encouraging the continued growth of third-party OTT video. Like its competitors, the combined company will have a strong incentive to promote OTT video, both to grow its wireline and mobile broadband business and to respond to marketplace demands. This business interest is consistent with AT&T_s agreement to adhere to the Commission_s 2010 Open Internet rules for three years. That commitment ensures that the broadband environment remains conducive to further OTT growth and encourages the development of even greater OTT options for consumers.282

4. AT&T_s Three Year Nationwide-Pricing Commitment Will Further Protect Standalone Video Consumers

Standalone video customers in the overlap area have the benefit of additional protection against any possible anticompetitive effects. AT&T and DIRECTV currently price their video offerings for new customers predominantly on a national basis.283 As noted previously, the transaction will enhance the value of the AT&T_s video service and its bundled service. This, in turn, increases AT&T_s incentive to compete aggressively for standalone video customers and thus its incentives to offer low-priced and innovative video packages both in and out-of-region,

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http://www.fierceonlinevideo.com/story/virtual-mvpd-race-heats-dish-network-twc-dive-ott-streaming/2014-04-23.

282 Nor will the transaction harm cord-cutters; they now can obtain OTT services from U-verse and cable, among others, and these options will remain after the transaction. Indeed, as noted above, the expansion of AT&T broadband and AT&T_s increased ability to negotiate expanded content rights will increase the OTT options available to consumers. See Section VI.D, above. 283 Lee Decl. ¶ 27; Guyardo Decl. ¶¶ 39-40.

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particularly in areas where AT&T lacks fixed WLL broadband facilities. Consistent with that incentive, AT&T will commit to offer, for three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T_s wireline footprint and customers outside the footprint.

With this national pricing commitment in place, any post-transaction price increases for standalone video services in the overlap area would simultaneously risk losing standalone video profits in the much larger non-overlap area, where competition will remain constant.284 Because this transaction, by definition, will not reduce competition outside of the U-verse video footprint, linking pricing inside and outside the footprint ensures that consumers inside the footprint will not face higher prices as a result of the transaction.

C. The Combined Company Will Continue to Have Strong Incentives to Compete for Standalone Broadband

As discussed extensively above, DIRECTV currently does not have broadband service offerings and has no reasonable prospect of developing such offerings organically.285 Thus, there is no current or potential horizontal broadband competition between the merging parties.286 While in theory, there may be a potential incentive for the combined company to raise prices for standalone broadband in order to incentivize consumers to purchase the bundle of services, the overall effect of any such incentive here would be mitigated or eliminated by several countervailing factors and thus have minimal effect on consumer welfare.287 As

284 Lee Decl. ¶ 27.

285 Doyle Decl. ¶¶ 5-6, 14, 25.

286 Katz Decl. ¶¶ 78, 84.

287 Id. ¶ 84.

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described by Dr. Katz, the transaction will put downward pricing pressure on bundles of AT&T broadband and DIRECTV video. In turn, these price changes will create downward pressure on cable broadband bundles, cable standalone video, and cable standalone broadband products.288 Thus, _the overall effect on current purchasers of standalone Internet access services may be beneficial_ despite any potential upward pricing pressure.289 The econometric analysis supports Dr. Katz_s conclusion. That analysis shows that the drop in the price of the AT&T/DIRECTV bundle creates downward pressure on the range of cable broadband offerings, i.e., cable video/broadband bundles and cable standalone broadband, as well as cable standalone video.290 The overall effect of any theoretical increase in prices for the relatively small number of AT&T standalone broadband customers would be more than offset by the expected decrease in prices for the much larger group of consumers purchasing the combined AT&T/DIRECTV broadband/video bundle, cable bundles, or cable standalone broadband.291 Moreover, after the transaction, the combined company will continue to face significant broadband competition from cable operators, Google, and other providers that are building high-speed broadband networks. Consumers increasingly demand broadband connections with higher speeds and capacity, principally to watch OTT video programming.292 Today, cable operators and Google Fiber enjoy significant broadband speed advantages compared to the broadband

288 Id. ¶¶ 4, 84, 88-89.

289 Id. ¶ 84.

290 Id. ¶ 88 & tbl. 2, 92 & tbl. 3.

291 Id. ¶¶ 84-85, 88, 90, 92, 94.

292 Stankey Decl. ¶ 4.

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speeds AT&T can offer throughout most of its wireline network.293 This competitive dynamic provides a strong incentive for AT&T to keep its broadband prices as competitive as possible with cable.294 These incentives will remain equally strong after the merger.295 In addition, the number of households that receive all of their video from OTT services using a broadband connection is projected to increase over the next decade.296 Thus, the combined company will continue to have a strong incentive to compete against other broadband providers for standalone broadband customers: AT&T will have an ongoing need to meet the market demands for higher speed standalone broadband as a means of delivering OTT video.

Indeed, the transaction will create incentives for AT&T to expand the reach and quality of its broadband networks.297 As Dr. Katz concludes,

[c]onsumers in newly served areas would benefit from having a new option that previously was unavailable at any price. These benefits would arise both directly and through the responses of incumbent competitors to the increased competition. Consumers would similarly benefit from the increased competition that would result when the combined company expanded the footprint of its high-speed wireline network. This expansion would create downward pressure on quality-adjusted Internet-access prices in part because these network facilities have high construction costs but low marginal costs once built.298

Finally, AT&T_s commitment to offer standalone wireline broadband service at reasonable, market-based prices, including specified services at guaranteed prices, for three years after closing also will provide additional protections to consumers.

293 Lee Decl. ¶¶ 23-24, 32.

294 Id. ¶ 25.

295 Id.

296 Stankey Decl. ¶ 56.

297 Id. ¶¶ 7, 33-36.

298 Katz Decl. ¶ 93.

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D. Economic Analysis Confirms This Transaction Will Substantially Benefit, Not Harm, Consumers

As Dr. Katz further details in his Declaration, results of his econometric analysis and merger simulation confirm that the proposed transaction will benefit consumers, both inside and outside the AT&T footprint, even without consideration of the merger_s considerable efficiencies.299 The effects of the merger were simulated for each DMA in the AT&T video footprint,300 based on a _Bertrand-Nash_ pricing model.301 The simulation compares the pre-merger case in which the telco provider and DIRECTV set prices independently, against the post-merger case in which the combined firm sets prices, and analyzes the associated changes in shares and consumer welfare induced by these changes in pricing structure.302 As discussed previously, the analysis shows:

· There will be significant downward pressure on the prices of the new integrated bundles of AT&T broadband and DIRECTV video, without regard to the improved quality such bundles will offer consumers.

· There will also be downward pressure on the prices of cable bundles and standalone broadband and video products offered by cable operators.

· Any upward pressure on the prices of standalone video or broadband offered by the merged firm will be significantly outweighed by the downward pressure on the prices of bundles of AT&T broadband and DIRECTV video that will now be available at improved quality and attractive prices.

299 Id. ¶¶ 85, 88-90, 92; see also id. ¶¶ 85 n.166, 86 (further describing the DMA-level nested-logit demand model employed by Dr. Katz for the econometric analysis).

300 The AT&T video footprint is defined as DMAs in which AT&T is the _leading telco_ and in which at least 10 percent of all households subscribe to a telco video offering. Id. ¶ 85 n.166. See also id. ¶¶ 85 n.166, 88, 92, 145 n.242 (further describing the scope of DMAs included in the econometric and simulation analyses).

301 Id. ¶¶ 87, 147.

302 Id. ¶ 87; see also id. App. I.

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? The net effect on consumer surplus will be positive.

Based on this analysis, Dr. Katz concludes that _the overall effect of the merger is to increase consumer welfare, even in the absence of any efficiencies,_ with this result holding both inside and outside AT&T_s video footprint.303 When efficiencies are considered, the outcome is even more strongly beneficial to consumers.304 Further, Dr. Katz_s econometric calculation is a conservative one. For three reasons, it understates by a significant margin the amount of consumer benefit. First, it ignores the considerable merger efficiencies discussed in great detail above. Second, it leaves out of the calculations the very substantial consumer benefits generated by the transaction in areas outside of the AT&T video footprint, including a significant expansion of available broadband capabilities that would not occur but for this merger, where the two companies do not overlap at all. Indeed, Dr. Katz calculates that the consumer benefit outside of the AT&T footprint is even larger than the already substantial benefit inside the footprint.305 And third, it does not take account of the quality improvements enabled by the transaction. Thus, even the very conservative econometric analysis performed by Dr. Katz reflects the significant consumer benefits generated by this transaction.

303 Id. ¶ 85.

304 Id. ¶¶ 85, 92.

305 See id.

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VIII. RELATED GOVERNMENTAL FILINGS

The Department of Justice will conduct its own review of the competitive aspects of this transaction pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976306 and the rules promulgated thereunder. The Applicants have submitted a notification form and an associated documentary appendix to the Department and the Federal Trade Commission and they fully expect that this review will confirm that the transaction does not raise any competitive issues.

There will be regulatory or informational filings in Arizona, Hawaii, and Louisiana.

IX. MISCELLANEOUS REGULATORY ISSUES A. After-Acquired Authorizations

The list of call signs included in each application is intended to include all of the licenses and authorizations held by DIRECTV and its subsidiaries that are subject to the transaction. However, DIRECTV_s licensees or lessees may now have on file, and may hereafter file, additional requests for authorizations for new or modified facilities that may be granted before the Commission takes action on these Applications.

Accordingly, the Applicants request that any Commission approval of the Applications filed for this transaction include authority for AT&T to acquire control of: (1) any licenses and authorizations issued to DIRECTV or its subsidiaries while this transaction is pending before the Commission and the period required for consummation of the transaction, and (2) any applications that have been filed by DIRECTV or its subsidiaries that are pending at the time of

306 15 U.S.C. § 18a.

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consummation of the proposed transaction. Such action would be consistent with prior decisions of the Commission.307 Moreover, AT&T requests that Commission approval include any DIRECTV licenses and authorizations that may have been inadvertently omitted from the Applications.

B. Blanket Exception to Cut-Off Rules

The public notice announcing this transaction will provide adequate notice to the public with respect to the licenses involved, including any for which license modifications are now pending. Therefore, no waiver needs to be sought from Sections 1.927(h), 1.929(a)(2), 1.933(b), 25.116(b), and 25.151(a)(5) of the Commission_s rules308 to the extent needed to provide a blanket exemption from any applicable cutoff rules in cases where the Applicants file amendments to pending applications to reflect the consummation of the proposed transfers of control.309

307 SoftBank/Sprint Order 28 FCC Rcd at 9705 ¶ 157; Verizon/Alltel/AT&T Divestiture Order,

25 FCC Rcd at 8773 ¶ 165; Comcast/NBCU Order, 26 FCC Rcd at 4354 ¶ 291;

AT&T/Centennial Order, 24 FCC Rcd at 13,981 ¶ 170; AT&T/Comcast Order, 17 FCC Rcd at 23,330-31 ¶ 224.

308 47 C.F.R. §§ 1.927(h), 1.929(a)(2), 1.933(b), 25.116(b), 25.151(a)(5).

309 See, e.g., Applications of PacifiCorp Holdings, Inc., and Century Telephone Enterprises, Inc.

for Consent to Transfer Control of Pacific Telecommunications, Inc., a Subsidiary of PacifiCorp Holdings, Incorporated, Memorandum Opinion and Order, 13 FCC Rcd 8891, 8915-16 ¶ 45 (1997); Applications of NYNEX Corporation, Transferor, and Bell Atlantic Corporation, Transferee, 12 FCC Rcd 19,985, 20,091-92 ¶ 234 (1997); Applications of Craig O. McCaw, Transferor and American Telephone and Telegraph Company, Transferee, 9 FCC Rcd 5836, 5909 ¶ 137 n.300 (1994); News Corp./DIRECTV/Liberty Media Order, 23 FCC Rcd at 3336 ¶ 159.

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C. Environmental Impact

As required by Section 1.923(e) of the Commission_s rules,310 the Applicants state that the transfer of control of licenses and leases involved in this transaction will not have a significant environmental effect, as defined by Section 1.1307 of the Commission_s rules.311 A transfer of control of licenses and leases does not involve any engineering changes and, therefore, cannot have a significant environmental impact.

X. CONCLUSION

For the foregoing reasons, the Commission should conclude that the proposed transaction serves the public interest, convenience, and necessity and should expeditiously and unconditionally grant these Applications.

310 47 C.F.R. § 1.923(e)(2).

311 Id. § 1.1307.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company_s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T_s and DIRECTV_s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (_SEC_). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

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STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC_s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T_s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV_s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.